82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031257

REGISTRANT'S NAME Jefferson Smurfit Group

*CURRENT ADDRESS ____________________

PROCESSED

APR 2 5 2002

THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 1311 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

Jefferson Smurfit Group plc
Annual Report 2001


'The
very essence
of leadership is that
you have a vision.'
Theodore Hesburgh

Jefferson Smurfit is an international organisation with Irish heritage.

Front cover:
Mount Errigal, County Donegal

NYSE.JS
SMFT.I
SMFT.L

'Jefferson Smurfit has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.'

Dr. M.W.J. Smurfit

Highlights of the Year

- A credible performance in a demanding operating environment
- Continued earnings growth from Europe and Latin America
- SSCC de-leveraging in a cyclical downturn

Sales	2001	2000	change
Third party sales	€4,512m	€4,565m	-1%

Pre-tax profit			
Before exceptional items	€386m	€485m	-20%
After exceptional items	€325m	€442m	-26%

Earnings per share			
Before exceptional items	20.5c	25.5c	-20%
After exceptional items	15.5c	22.4c	-31%

Free cashflow			
Free cashflow per share	22.7c	18.7c	+21%

Dividend			
Final dividend	4.662c	4.44c	+5%
Total dividend	7.287c	6.94c	+5%

Contents

Dr. M.W.J. Smurfit
Chairman and Chief Executive Officer



Chairman's Letter

'We have consistently maintained that this would not be an easy journey but it is the only road worth travelling.'



300
250
200
150
100
50
0
1999
2000
2001

Continued earnings growth
Operating profit – subsidiaries only (€m)

- Europe
- Latin America



JSG shareholder base 2002
%

- 54 North America
- 7 UK
- 2 Europe
- 18 Irish institutions
- 8 Irish retail
- 11 Directors and management

Period under review

JSG is reporting profit before exceptional items of €386 million and EPS of 20.5 cent; after exceptional charges pre-tax profit of €325 million and EPS of 15.5 cent. These numbers represent another credible performance in a demanding operating environment. Both Europe and Latin America contributed continued earnings growth. Our Latin American business, once again, performed creditably against a backdrop of generally weakening demand and a challenging economic and political environment.

Smurfit-Stone Container Corporation (SSCC), our North American associate, provided a significantly reduced earnings contribution. US demand for corrugated now shows two consecutive years of decline. The last period of comparable weakness was the recessionary years of the mid-seventies. During this period, the industry generally was in operating loss. While SSCC's financial contribution was reduced, it is consistently demonstrating its capacity to de-leverage in a cyclical downturn. With SSCC's debt now below US$5 billion, financial risk is significantly diminished; business risk, within the North American industry, has also diminished. North American industry risk is the subject of further discussion.

Jefferson Smurfit Group

In August 2001, we indicated that we would embark upon a series of initiatives to reduce operating cost and to maximise the profit potential of the existing asset base. Towards this objective, we have divested of a number of operations which include a laminating operation in the UK and two recycling facilities in the US. We closed a printing facility in Ireland and, since the year end, we have sold our US commercial printing operations. In addition, we have restructured mill operations in the UK and Germany and our corrugated operations in the UK. It is anticipated that these actions will result in an ongoing improvement to our EBITDA margins in 2002.

We are committed to exercising continued restraint in our capital programmes. Capital expenditure in 2001 was approximately 80% of depreciation. In 2002, it is projected to continue to be well below depreciation levels. The objective is to generate improving returns on the invested asset base while maintaining the competitiveness of our facilities.

In October 2001, JSG announced that it will report earnings on a quarterly basis with effect from the first quarter of 2002. Today, 54% of the Group's equity is held in North America as against 14% in 1995. The achievement of a majority US holding represents a significant milestone in the Group's history. The US is, in many respects, a natural home for a significant amount of our equity and has now become our primary capital market. Quarterly reporting is a logical move to meet the needs of all the geographic constituents of our shareholder base.

Munksjö

On 29 January, 2002, JSG announced a conditional offer for the outstanding share capital of our Scandinavian associate, Munksjö. Consolidating the holding in Munksjö provides JSG an opportunity to strengthen its position in the Nordic region and increases the international potential for Munksjö's specialty business. We also believe that integrating Munksjö with JSG will enhance its future prospects and benefit its employees and customers. In addition, JSG recognises the benefits of a simpler Group structure and the value of future cash flows.


8
7
6
5
4
3
2
1
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Sustained dividend growth
cent

☐ Full year
Half year


80
70
60
50
40
30
20
10
0
1997
41
2002
68

North American containerboard producers
Top five share of capacity† (%)

†Assumes completion of WY/WLL & TIN/GCR

Organisation changes

On 1 February, 2002, I announced my decision to step down as JSG's Chief Executive Officer with effect from 31 October, 2002. I will remain as Chairman of the Group's Board of Directors. On my recommendation, the Board of JSG has nominated Gary McGann as Chief Executive Officer designate and Tony Smurfit as President and Chief Operating Officer designate. The effective date of these appointments is 1 November, 2002.

Gary McGann joined the Group in August, 1998, as Chief Financial Officer. He was appointed President and Chief Operating Officer and elected as a member of JSG's Board of Directors in January, 2000. Tony Smurfit serves as Chief Executive Officer of Smurfit Europe and is also a member of JSG's Board of Directors. He is a director of Smurfit-Stone Container Corporation. Tony Smurfit previously served as Chief Executive Officer of Smurfit France.

Thirty-six years ago, when I was appointed as Managing Director, Smurfit faced an uncertain future with the advent of the Anglo-Irish Free Trade Agreement. It was a case of take over or be taken over. We chose the former. Our strategy of growth through acquisition has and continues to serve the Group well. JSG has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.

As a group, we have been consistently profitable, we have delivered our strategic and financial commitments and our track record in terms of dividends is unparalleled within this industry. We have paid more to the market than we raised, sustaining a dividend increase in each of the last ten years. I will remain as a significant stockholder in JSG.

In 1998, we put forward an alternative vision for JSG. In so doing, we defined a new landscape and a new model of doing business within the sector. This approach is about basing capacity expansion on demand for our product today and not tomorrow.
The Smurfit-Stone transaction is the defining moment of change. It was consummated in the eye of the Asian financial storm of 1998 and was then a first step in a process which, we hope, will leave the industry's destiny in the hands of its best managers. That process is now advanced. Within the period in review, two further significant transactions have been agreed in principle: Weyerhaeuser's acquisition of Willamette and Temple Inland's acquisition of Gaylord.


1.7
1.6
1.5
1.4
1.3
1.2
1.1
1
0.9
5500
5000
4500
4000
3500
3000
2500
2000
1500
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

US $ and US linerboard exports
— US $ (indexed)[†]
Linerboard exports (000's tons)
[†]Left axis

Source: Deutsche Bank


6.0
5.0
4.0
3.0
Average 2.1
2.0
1.0
0
2000 2.2
2001E 0.8
2002E 3.5
2003E 2.0

Global containerboard capacity growth
Annual capacity growth (%)

Source: CIBC World Markets

Dividends

We have a continuing commitment to increase shareholder returns. Reflecting this commitment, we maintain a policy of sustainable dividend growth within the constraints of a cyclical industry. Accordingly, the Board has proposed a final dividend of 4.662 cent for 2001, which, subject to approval, will be paid on 3 May, 2002 to shareholders on the record on 5 April, 2002. Together with the interim dividend paid in November 2001, the total dividend for 2001 is 7.287 cent, representing a 5% increase on the comparable figure for 2000.

Outlook

Global economic recovery is again likely to be driven by the US. Through eleven consecutive interest rate cuts, the US Federal Reserve has provided necessary monetary stimulus and defined a clear path towards growth. Against that, however, we believe that the prospect of second quarter 2002 recovery is best case and not base case.

We also believe that the North American industry must learn to live with a strong dollar. US tonnage is today, quite simply, less competitive in an international context. The progressive erosion of the North American industry's 'low cost producer' status should serve as a catalyst for the further retirement of inefficient capacity. JSG is a continued beneficiary of a strong dollar both financially, and, more significantly, in terms of its relative industry position.

Again, this implies that it is increasingly probable that Asia will produce for Asia, Europe for Europe and the Americas for the Americas. New capacity growth, in regions outside North America, thus reflects higher returns, better demand growth prospects and a relative cost advantage. Despite regional variations, global containerboard capacity growth remains below historic trendline levels. It is increasingly evident that pricing of containerboard will be impacted by regional fundamentals rather than global tradeflows of kraftliner.

Dr. M.W.J. Smurfit
Chairman and Chief Executive Officer



Michael Smurfit joined the company established by his father, Jefferson Smurfit & Sons, in 1952 and was appointed Managing Director in 1966.

'Thirty-six years ago, when I was appointed as Managing Director, Smurfit faced an uncertain future. It was a case of take over or be taken over. We chose the former. Our strategy of growth through acquisition has and continues to serve the Group well.'


'I took the road less
travelled and it has
made all the difference.'
Robert Frost

Under his leadership, the Group's market capitalisation increased at an annual rate of 24 per cent; JSG and its associates emerged as a clear world leader in paper-based packaging.


'It's got to be a vision
you articulate clearly and
forcefully on every occasion.'
Theodore Hesburgh

'The sector has been too willing to solve its problems with capital; new capacity was typically built not bought. Michael, the contrarian, was buying while others were building.'
Gary McGann
President & COO


'All progress depends on the unreasonable man.'
George Bernard Shaw

In 1998, Michael Smurfit, put forward an alternative vision for JSG. In doing so, he defined a new landscape and a new model of doing business within the sector. This approach is about basing capacity expansion on demand for our product today and not tomorrow. It was a first step in a process which will leave the industry's destiny in the hands of its best managers.


'Do not go where the
path may lead, go instead
where there is no path,
and leave a trail.'
Ralph Waldo Emerson



G.W. McGann
President and Chief Operations Officer


200
175
150
125
100
75
50
25
0
10
8
6
4
2
0
-2
-4
-6
1980
1983
1986
1989
1992
1995
1998
2001

US linerboard pricing
— US kraftliner price (indexed)†
US box shipments (%)
†Left axis

Source: AF&PA and Morgan Stanley


550
500
450
400
350
300
250
200
14
12
10
8
6
4
2
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

European linerboard pricing
— European kraftliner price (€ tonne)†
European box shipments (%)
†Left axis

Source: FEFCO and Morgan Stanley

Overview

JSG's 2001 results represent a good performance in a demanding operating environment. Net sales for 2001 were €4,512 million, a 1% decrease on 2000. Profit before taxation, at €325 million decreased 26% on 2000. Profit before exceptional items and tax decreased 20% to €386 million from €485 million in 2000. The decrease in profitability year-on-year primarily reflects the decline in contribution from our associates, particularly SSCC, offset by increases in our European and Latin American operations. Excluding associates, profit before exceptional items and tax increased 14% year-on-year.

Demand growth in 2001 again reflects broader economic trends. European corrugated demand grew in most countries throughout 2001 but slowed in the second half. In contrast, US corrugated demand suffered its steepest decline (5.4%) since 1975. This also marks two years of consecutive decline, demand having declined 0.9% in 2000. While there is no sign of immediate recovery, the US industry has never suffered more than two years of negative demand growth. Industry containerboard prices remained comparatively resilient in the face of weak demand and US inventories are below historic trendline levels. Latin American corrugated demand varied across our countries of operation. Against that, however, earnings improved year-on-year despite difficult economic and political conditions and reflecting the impact of acquisitions and some one off benefits.

Europe

Net sales of the Group's European operations were €3,012 million in 2001, a 1% decrease on 2000 levels. Profit before interest, exceptional items and tax increased 5% to €292 million against €279 million in 2000. These results reflect a good performance in packaging and a modest decline in specialities.

JSG's containerboard volumes showed a modest year-on-year decline against 2000. Recycled containerboard volumes grew by 1.3% but kraftliner volumes declined 3.5% year-on-year. The decline in kraftliner volumes reflects downtime taken to manage inventories and an increased focus on quality earnings.

Industry paper prices, which were under pressure in the first half, also declined in the second half. Kraftliner prices were relatively stable during the first half, but declined modestly during the second half. Testliner prices also declined, however, price declines were more prevalent in the first half of the year. Waste paper prices, which declined marginally during the year, contributed to the downward pressure on testliner prices.

European containerboard industry inventories, at December 2001, increased 2% year-on-year. Industry inventories, which are at 1.21 million tonnes, remain relatively high. Inventories of recycled containerboard grades increased 10% year-on-year, while primary fibre inventories (predominantly kraftliner) decreased 4%. JSG continues to pursue a policy of matching production with demand. JSG took 200,000 tonnes of downtime in Europe in 2001, representing 8% of our annual capacity. We continue to take downtime, as necessary, to manage our inventory levels.


2000 2001
3,049 3,012
2000 2001
279 292

Europe
Sales (€m)

Europe
Operating profit (€m)


H1 H2 FY
(-4.4%) (-2.5%) (-3.5%)

2001 European volume growth
Kraftliner


H1 H2 FY
1.5% 1.0% 1.3%

2001 European volume growth
Testliner


H1 H2 FY
2.5% 0.4% 1.4%

2001 European volume growth
Corrugated (includes acquisitions)

The European containerboard industry continues to benefit from the diminution of US containerboard exports. US linerboard exports have decreased by 50% since 1997 reflecting the strength of the US dollar and the closure of over 4 million tons of containerboard capacity. A strong US dollar has made US tonnage less competitive in Europe. JSG, as the leading kraftliner producer in Europe, is a major beneficiary.

JSG's corrugated volumes in Europe increased 1.4% year-on-year. Excluding the effect of acquisitions, corrugated volumes were unchanged year-on-year. We continue to restructure underperforming corrugated facilities and reduce our exposure to unprofitable business, particularly in the UK. Excluding acquisitions and the UK, European corrugated volumes grew 2.6% year-on-year. Corrugated prices experienced moderate erosion in the second half, but are now stable. We continue to focus on enhancing margins not purely sales.

In our specialities business, both graphic board and sack volumes declined but industry pricing remained relatively stable. Bag-in-Box operations continue to show double digit growth year-on-year and we continue to develop this high value-added component of our business.

European associates
Munksjö, our 33% owned Swedish associate, reported pre-tax profit of SEK 340 million (€37 million) for 2001, a 46% decline on 2000. Navarra, our 46% owned Spanish associate performed well and increased profitability year-on-year.

Latin America
Net sales of the Group's Latin American operations were €834 million in 2001, a 6% increase on 2000 levels. Profit before interest, exceptional items and tax increased by 35% to €127 million against €94 million in 2000. Excluding the favourable impact of exchange rates and acquisitions, profitability increased by approximately 30%. Our Latin American management team continue to perform well within challenging economic and political conditions. Reflecting the difficult operating environment, we continue to produce to meet and not exceed demand. We took 48,000 tonnes of economic downtime in containerboard across the region in 2001, 8% of our annual capacity.

Mexico experienced a tough operating environment in 2001 but produced record results with certain one-off benefits. Despite a contraction in containerboard volumes, corrugated volumes increased year-on-year. The Mexican economy remains heavily impacted by the slowing US economy and the manufacturing sector is effectively in recession.

Colombian corrugated volumes declined year-on-year, but were supported by moderately stronger pricing and an improved Colombian export sector. We continue to develop our corrugated business and acquired interests in two small corrugated facilities in 2001.

We are also growing our business in Venezuela, in part, at the expense of another supplier who is financially troubled. This has been achieved in difficult domestic economic circumstances and against the backdrop of an overvalued currency. Product pricing improved year-on-year. While there continues to be social unrest in Venezuela, we remain confident about our investments in this country in the expectation of a more balanced economic environment.


+6%
+35%
2000 2001 2000 2001
783 834 94 127

Latin America
Sales (€m)

Latin America
Operating profit (€m)


H1 H2 FY
1.1% 0.8% 1.0%

2001 Latin America volume growth
Containerboard (includes acquisitions)


H1 H2 FY
9.8% 8.3% 9.1%

2001 Latin America volume growth
Corrugated (includes acquisitions)


-9%
-47%
2000 2001 2000 2001
733 666 393 208

North America
Sales (€m)

North America
Operating profit (€m)

Argentina is suffering a severe economic recession coupled with political and social unrest. In early January 2002, Argentina abandoned its currency peg of one Argentine Peso to one US Dollar. The Government had initially introduced a two-tier system of an official rate of 1.40 to the US dollar and a free floating rate. The official rate was intended to apply to trade and approved transactions while the free floating rate would apply to all other transactions. On 3 February, the Government announced the scrapping of this dual exchange rate system and the full floating of the Peso.

We continue to prudently grow our businesses in Argentina and manage through an economy in a prolonged recession. Volumes improved significantly year-on-year, reflecting the impact of acquisitions in 2000. It is too early to predict the outcome of Argentina's difficulties, but the Group continues to take all the prudent steps it can to protect its asset base and business prospects.

North America
Net sales for the Group's subsidiaries in the US and Canada were €666 million in 2001, a 9% decrease on 2000 levels. SSCC's sales are not consolidated. Profit before interest, exceptional items and tax, which includes our share of SSCC's operating profit, decreased 47% to €208 million against €393 million in 2000. This reflects the decline in SSCC's operating profits year-on-year.

North American subsidiaries
Smurfit MBI volumes were flat year-on-year, however, it generated a good profit performance in a difficult operating environment. The Pomona newsprint mill had a difficult year. Volumes declined year-on-year and energy costs, reflecting the West Coast energy crisis, increased by a factor of three. Energy costs declined during the fourth quarter. Newsprint pricing, stable during the first half, declined significantly in the second half. Our recycling plants and the printing and voting division also had a difficult year in a depressed economy. While results are consistent with a slowing domestic economy and 2001 being a non-election year, business conditions started to improve during the fourth quarter. JSG sold its two recycling plants in 2001 and has sold the commercial printing business since the year end.

North American associate
SSCC reported 2001 pre-tax profits of US$ 192 million on net sales of US$ 8,377 million as against a pre-tax profit of US$ 434 million in 2000.

The year-on-year decline reflects the slowdown in the US economy, the impact of higher energy costs and declining containerboard prices. Smurfit-Stone continued to take economic downtime in 2001 to balance inventories in the face of sharply declining demand.

G.W. McGann
President and Chief Operations Officer





I.J. Curley
Chief Financial Officer


1100
1050
900
750
600
450
300
150
0
Q1 802
Q2 949
Q3 724
Q4 701

2001 US economic downtime
Tons (000's)

☐ SSCC
☐ Others

Source: Deutsche Bank

Profit before taxation

In a year when many of our businesses had experienced a very demanding operating environment the Group reports a profit before taxation of €325 million. On the back of the Group's second best ever earnings in 2000 this represents a notable achievement for the performance of our subsidiary operations, which contributed €248 million to pre-tax profits, an increase of €6 million on 2000. To put this in perspective, our share of associates profit before taxation was €77 million as compared with €201 million last year. This includes net exceptional costs of approximately €61 million, which, in the main, relate to asset impairments, plant closures and restructuring costs arising in our European packaging businesses, together with our share of similar costs arising in SSCC. Pre-exceptional profits of €386 million declined from €485 million in 2000.

The Group net interest charge for 2001 is €86 million, down from €100 million in 2000, which reflects lower average interest rates during the period. This benefit was, however, offset by a stronger US dollar which increased the euro value of our US dollar denominated interest. Our share of associates' net interest, at €155 million, relates predominantly to SSCC where the benefit of lower average interest rates was also helped by reduced debt levels and previous debt refinancing.

Taxation

The 2001 taxation charge of €120 million represents an effective tax rate of 37%, a reduction on 38% in 2000. As there is only limited tax relief available on the exceptional items, the tax rate on pre-exceptional profits is 33% compared to 37% in 2000. This continues a downward trend that reflects our ongoing focus on tax management throughout the Group. Actions taken in 2001 helped reduce the distorting impact that unrelieved statutory losses had on the tax charge in 2000.

Earnings per share and dividends

Earnings per ordinary share ('EPS') decreased by 31% to 15.5 cent per share from 22.4 cent in 2000. EPS before exceptional items, a more comparable measure year-on-year, declined 20% from 25.5 cent to 20.5 cent in 2001. This decrease reflects the impact of reduced profitability in our associates, partly offset by the improved performance of our subsidiaries. This performance, combined with a marginally lower tax rate, and offset by an increase in minority interests, results in our subsidiary operations contributing 15.8 cent to pre-exceptional EPS compared to 13.4 cent last year.

2001 Production flow chart – Europe and Latin America (000 tonnes)


Resources
Kraft pulp 802
OCC (for kraft) 264
OCC (for recycled) 1951
Total OCC 2215
Paper production
Kraftliner 987
Recycled 1807
Containerboard 2794
Kraftliner
Internal use of kraft 392
Open market sales 595
Open market purchases 316
Net sales 279
Internal recycled use 1296
Open market sales 511
Open market purchases 709
Net sales -198
Integration 97%
Conversion
Corrugated† 2499

† Does not include corrugated production of 491,000 tonnes in Canada.

Approximately 1.08 tonnes of fibre required for a tonne of paper and 1.08 tonnes of paper required for a tonne of boxes.


150
125
100
75
50
25
0
1996 1997 1998 1999 2000 2001
104 103 108 82 68 80

Capital expenditure
% of depreciation


60
50
40
30
20
10
0
1999 2000 2001
48 38 37

JSG tax rate
%

Cash flow

Summary cash flows for 2001 and 2000 are set out in the following table:

Summary cash flows	2001 €million	2000 €million
Profit before taxation – subsidiaries only	248	242
Exceptional items	15	–
Depreciation and amortisation	236	225
Working capital change	19	(81)
Capital expenditure	(192)	(152)
Sales of fixed assets	27	24
Tax paid	(114)	(55)
Dividends from associates	11	9
Other	(3)	(9)
Free cash flow	247	203
Investments	(55)	(93)
Sale of businesses and investments	12	10
Share issues	2	1
Dividends	(95)	(87)
Net cash inflow	111	34
Debt acquired	(3)	(40)
Currency translation adjustments	(54)	(63)
Decrease/(increase) in net borrowing	54	(69)
Free cash flow (cent per share)	22.7	18.7

Profit before taxation from subsidiaries of €248 million increased €6 million on 2000. The increased level of cash generation by our subsidiaries reflects the improved performance of our European and Latin American operations in 2001. Profits from our wholly owned US operations are considerably lower than 2000.

Depreciation and amortisation, at €236 million, was higher than in 2000, as a result of operations acquired last year. Our cash flow continues to benefit from ongoing capital restraint; capital expenditure, at 80% of our depreciation stream, resulted in a net inflow of approximately €44 million.

Asset sales were marginally higher than in 2000. Conversely, tax payments were higher in 2001, reflecting the significantly higher profits generated across the Group in 2000 compared to 1999. Working capital decreased during the year by €19 million mainly due to lower inventory levels, but it also reflects lower activity compared to last year.

Average maturity profile of debt

Year	€ million
2002	251
2003	319
2004	78
2005	311
2006	201
After 2006	394
	1,554

Free cash flow for the year of €247 million compares to €203 million in 2000, an increase of €44 million. Free cash flow per share increased by 21% to 22.7 cent. Dividends from associates were higher than last year mainly due to increased dividend income from Munksjö. Investments in the year amounted to €55 million and included an investment of 25% in Leefung-Asco, a Hong Kong quoted company, the buy-out of minority interests within the Nettingsdorfer Italian operations, and the buyback of shares in Colombia.

Total dividend payments of €95 million in the year were €8 million higher than 2000 levels. Of this total, €77 million was in respect of dividends paid to Group shareholders, compared to €70 million for the previous year. Minority dividends of €18 million were €1 million higher than last year.

The combination of investments and dividends was more than offset by the operating surplus, with the result that the total cash flow for 2001 was a surplus of approximately €111 million compared to a surplus of €34 million in 2000. The euro weakened relative to the US dollar during 2001 and consequently net borrowing increased by €54 million. With significant US dollar denominated borrowings, the Group continues to be exposed to changes in the relative value of the euro against the dollar. In total, net borrowing, (including debt acquired) decreased by €54 million to €1,114 million.

Balance sheet

While the relative strength of the US dollar results in an increase in net borrowing, it also enhances the US dollar denominated assets and earnings. Group shareholders' funds increased by €159 million in the year to December 2001 to €2,665 million.

Net borrowings decreased and represented 41.8% of Group shareholders' funds at December 2001 compared to 46.6% at December 2000. Net assets per share amounted to €2.46, an increase over the €2.31 at December 2000. The value of our investments in associates also increased significantly as a result of currency, primarily relating to SSCC.

Treasury and borrowing

Group net debt at 31 December 2001 was €1,114 million, (total debt of €1,554 million less cash of €440 million) giving a debt to equity ratio of 41.8%. At the year end, the percentage of our total debt, which is at fixed interest rates, was 43% (61% on a net debt basis). Of our total debt at the end of December, 61% is provided by institutional lenders and 39% by banks. On a net debt basis, 86% is provided by institutional lenders and 14% by banks.

The average maturity profile of our debt is seven years and is split as outlined above.

	2001	2000
Key financial statistics		
Net debt to equity	42%	47%
Net debt to total capitalisation	29%	32%
Weighted average interest rate on total debt	5.71%	7.24%
Debt: Fixed/Floating mix	43:57	41:59
Debt: Institutional/Banking mix	61:39	58:42
Interest cover	4.5 times	3.6 times
Net assets per share	€2.46	€2.31

Committed borrowing facilities are €2 billion. The weighted average interest rate on total debt was 5.71%. Excluding associates and exceptional items, interest expense for 2001 was covered 4.5 times by consolidated operating profit, compared to 3.6 times for 2000.

In August 2001 the Group signed an €800 million revolving credit facility maturing in August 2006. This facility increased the Group's borrowing capability while extending its maturity profile by replacing a €610 million facility maturing in February 2003. Long and medium term funding requirements are met through our Guaranteed Notes and Debentures due in 2005 and 2025 respectively, our Guaranteed Senior Notes due between 2003 and 2008 and from committed bank facilities. Short-term requirements are met by drawing on committed and uncommitted bank facilities.

I.J. Curley
Chief Financial Officer

	2001 €000	%	2000 €000	%
Sales – third party				
Packaging	2,523,264	55.9	2,549,732	55.9
Specialities	489,061	10.8	498,922	10.8
Europe	3,012,325	66.7	3,048,654	66.7
United States and Canada	665,726	14.8	733,486	16.1
Latin America	833,599	18.5	783,104	17.2
	4,511,650	100.0	4,565,244	100.0
Associates' third party sales	€10,464,839		€10,233,128	
Share of associates' third party sales	€3,131,693		€3,044,020	


Europe
66.7%


US and Canada
14.8%


Latin America
18.5%

	2001 €000	%	2000 €000	%
Profit before interest, exceptional items and taxation				
Packaging	243,695	38.9	221,484	28.9
Specialities	23,890	3.8	25,849	3.4
Associates	24,556	3.9	31,821	4.1
Europe	292,141	46.6	279,154	36.4
Packaging	12,856	2.1	31,463	4.1
Associates	194,645	31.1	361,753	47.2
United States and Canada	207,501	33.2	393,216	51.3
Latin America	126,884	20.2	94,034	12.3
Profit before interest, exceptional items and taxation	626,526	100.0	766,404	100.0
Group net interest	(85,568)		(99,859)	
Share of associates' net interest	(154,654)		(181,567)	
Profit before exceptional items	386,304		484,978	
Impairment of fixed assets	(26,642)		–	
Reorganisation and restructuring costs	(23,763)		(20,890)	
Share of associates' exceptional costs	(10,895)		(21,789)	
Profit before taxation	€325,004		€442,299	


Europe
46.6%


US and Canada
33.2%


Latin America
20.2%

	2001 €000	%	2000 €000	%
Sales – Group and third party				
Packaging	3,364,145	57.4	3,422,830	57.8
Specialities	516,265	8.8	523,857	8.8
Europe	3,880,410	66.2	3,946,687	66.6
United States and Canada	665,726	11.4	733,486	12.4
Latin America	1,314,834	22.4	1,247,374	21.0
	€5,860,970	100.0	€5,927,547	100.0


Europe
66.2%


US and Canada
11.4%


Latin America
22.4%

	2001 €000	%	2000 €000	%
Operating assets				
Packaging	1,286,470	31.3	1,369,679	34.3
Specialities	323,550	7.9	293,265	7.3
Europe	1,610,020	39.2	1,662,944	41.6
United States and Canada	1,712,105	41.7	1,615,159	40.4
Latin America	785,552	19.1	718,599	18.0
	4,107,677	100.0	3,996,702	100.0
Unallocated net liabilities	(1,443,145)		(1,491,527)	
Group shareholders' funds	€2,664,532		€2,505,175	


Europe
39.2%


US and Canada
41.7%


Latin America
19.1%

	2001 €000	%	2000 €000	%
Total assets				
Packaging	2,273,520	38.3	2,450,895	41.5
Specialities	598,372	10.1	547,928	9.3
Europe	2,871,892	48.4	2,998,823	50.8
United States and Canada	2,015,695	34.0	1,904,230	32.3
Latin America	1,049,030	17.6	997,949	16.9
	€5,936,617	100.0	€5,901,002	100.0


Europe
48.4%


US and Canada
34.0%


Latin America
17.6%

Segmental Analyses
continued

	2001	%	2000	%
Employees – Average number for the year				
Packaging	13,904	52.0	13,913	52.1
Specialities	3,157	11.8	3,155	11.8
Europe	17,061	63.8	17,068	63.9
United States and Canada	3,031	11.3	3,011	11.3
Latin America	6,659	24.9	6,610	24.8
Total full-time equivalents	26,751	100.0	26,689	100.0
Associates	43,968		44,667	


Europe
63.9%

US and Canada
11.3%

Latin America
24.9%

	2001	%	2000	%
Capital expenditure				
Packaging	74,806	42.2	75,423	51.1
Specialities	39,070	22.0	32,534	22.0
Europe	113,876	64.2	107,957	73.1
United States and Canada	11,831	6.7	20,110	13.6
Latin America	51,506	29.1	19,562	13.3
	€177,213	100.0	€147,629	100.0


Europe
64.2%

US and Canada
6.7%

Latin America
29.1%

	2001	%	2000	%
Depreciation, depletion and amortisation				
Packaging	148,444	62.2	145,630	63.8
Specialities	19,778	8.3	19,521	8.5
Europe	168,222	70.5	165,151	72.3
United States and Canada	22,201	9.3	21,923	9.6
Latin America	48,341	20.2	41,274	18.1
	€238,764	100.0	€228,348	100.0


Europe
70.5%

US and Canada
9.3%

Latin America
20.2%

	2001	%	2000	%
Investments in associates				
Europe	196,997	11.7	160,211	10.4
United States and Canada	1,454,420	86.0	1,355,830	87.7
Latin America	38,738	2.3	29,891	1.9
	€1,690,155	100.0	€1,545,932	100.0


Europe
11.7%

US and Canada
86.0%

Latin America
2.3%

M.W.J. Smurfit Chairman and Chief Executive Officer Age 65	Dr. Michael Smurfit was appointed Chairman and Chief Executive Officer in 1977 prior to which he was Deputy Chairman and Joint Managing Director. He is Chairman of Smurfit-Stone Container Corporation. In addition, Dr. Smurfit holds the position of Honorary Irish Consul to the Principality of Monaco.
P.A. Smurfit Joint Deputy Chairman Age 59	Dr. Alan Smurfit was appointed Joint Deputy Chairman in 1984. He has been Chairman and Chief Executive Officer of Smurfit Latin America since 1987 and has held a number of other senior positions in the Group.
D.F. Smurfit Joint Deputy Chairman Age 57	Dr. Dermot Smurfit was appointed Joint Deputy Chairman in 1984. Prior to taking up his current position as World Vice President Marketing and Sales in 1997, he held a number of other senior positions in the Group. Dr. Smurfit is a director of Smurfit-Stone Container Corporation and ACE Limited. In addition, he is Chairman of the World Containerboard Organisation (WCO) and is also a member of the Board of the Confederation of European Paper Industries.
H.E. Kilroy Non Executive Age 66	Mr. Howard Kilroy joined the Group in 1973 and was appointed Chief Operations Director in 1978 and President in 1986. He retired from both these positions in 1995. Mr. Kilroy is a director of CRH plc, Smurfit-Stone Container Corporation and Arnotts plc.
P.J.P. Gleeson Non Executive Age 55	Mr. Peter Gleeson is Chairman and Chief Executive of Castle Hosiery Company Limited. He is Chairman of William J. Gleeson & Co, Gleeson Properties Development Co. Limited and a director of a number of other companies.
J.B. Malloy Non Executive Age 7[illegible]	Mr. James Malloy retired from his executive positions in Jefferson Smurfit Group's US subsidiaries in 1996 after 17 years' service in various roles with the Group's US operations. Mr. Malloy is also a director of Consolidated Freightways Corporation.
J.M. O'Dwyer Non Executive Age 55	Mr. James O'Dwyer is Chairman of Arthur Cox, one of Ireland's largest law firms and is admitted as an Attorney at Law to the New York State Bar and to the Supreme Court of the United States. He is also a director of several companies.
A.P.J. Smurfit Chief Executive, Smurfit Europe Age 36	Mr. Anthony Smurfit has worked in various parts of the Group in Europe and the United States. Prior to taking up his present position in October 1999, he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive of Smurfit France. He is also a director of The Irish National Stud Company.
R. Mac Sharry Non Executive Age 63	Dr. Ray Mac Sharry has had wide experience as an Irish Government Minister and a member of the Irish and European Parliaments. He is a former Irish representative on the EU Commission where he had responsibility for Agriculture. He is also Chairman of London City Airport Limited, Green Property plc and Coillte Teoranta (The Irish Forestry Board) and a director of the Bank of Ireland, Ryanair and a number of other companies.

M. Rafferty Non Executive Senior Independent Director Age 69	Mr. Martin Rafferty has extensive experience as chairman and a director of a number of leading Irish companies, in both the state and private sectors. He is Chairman of United Drug plc and Readymix plc. His directorships include Ulster Bank Limited and Allianz-Irish Life Holdings plc.
P.J. Wright Non Executive Age 60	Mr. Patrick Wright joined the Group in 1976 and held a number of senior positions in the Group's Irish and UK operations prior to his appointment as President and Chief Operations Officer in 1996. He retired from both these positions at the end of December 1999. He is Chairman of The RTÉ Authority and Aon MacDonagh Boland Group Limited and is Deputy Chairman of Aer Lingus Group plc and a director of Anglo Irish Bank Corporation plc, a Trustee of the Irish Business & Employers' Confederation, an Honorary Fellow of the National College of Ireland and a Fellow of the Irish Management Institute.
A. Reynolds Non Executive Age 69	Following a successful career in business, Dr. Reynolds was elected to Dáil Éireann (the Irish Parliament) in 1977 and held a number of ministerial posts before serving as Taoiseach (Prime Minister of Ireland) from 1992 to 1994. His directorships include Aon MacDonagh Boland Group Limited, Bula Resources (Holdings) plc and Life Energy & Technology Holdings Limited.
M. Redmond Non Executive Age 51	Dr. Mary Redmond is a Consultant Solicitor in Arthur Cox, one of Ireland's largest law firms and is best known outside legal circles for her part in the success of the Irish Hospice Foundation. She is Deputy Governor of the Bank of Ireland, and is a director of Campbell Bewley Group Limited and of the Barretstown Gang Camp Fund Limited.
J.R. Thompson Non Executive Age 65	Governor James R. Thompson is Chairman of Winston & Strawn, a law firm with offices in the United States and Europe. Governor Thompson is a former Governor of Illinois, serving for four terms from 1977 to 1991. His other directorships include Hollinger International, Inc., FMC Corporation, Prime Retail Inc., Prime Group Realty Trust, FMC Technologies Inc. and Navigant Consulting Inc.
G.W. McGann President and Chief Operations Officer Age 51	Mr. Gary McGann joined the Group in 1998 as Chief Financial Officer. He was appointed to his present position on 28 January 2000. He has previously held a number of senior positions in both the private and public sectors over the last 20 years, including Chief Executive of Gilbeys of Ireland and Aer Lingus Group.

Board sub-committees

To assist the Board in the fulfilment of its duties, it has established a number of sub-committees. The principal of these and their composition at 31 December 2001 were as follows:

	Banking	Compensation	Options	Audit	Nominations
M.W.J. Smurfit					■
D.F. Smurfit	□				
H.E. Kilroy			□		
P.J.P. Gleeson			□		
J.M. O'Dwyer	□		□		
R. MacSharry		□		□	
M. Rafferty		■		■	
P.J. Wright	□				
A. Reynolds	□			□	■
M. Redmond	□				■
J.R. Thompson		■			■

Group	M.W.J. Smurfit Chairman and Chief Executive Officer G.W. McGann President and Chief Operations Officer I.J. Curley Chief Financial Officer D.F. Smurfit World Vice President, Sales & Marketing M.O'Riordan Group Secretary G.A. Fagan Group Financial Controller S.A. Kerr Group Corporate Planner D. Brophy Group Director of Tax and Corporate Finance M. Kenny Executive Vice President, Equity Capital Markets
Smurfit Capital	P. Regan Chief Executive and Group Treasurer B. Marshall General Counsel
Smurfit Europe	A.P.J. Smurfit Chief Executive Officer A. Gaudre Vice President Finance G. Colombert Vice President Human Resources O. Baldassari Vice President Information Systems J-C. Billiet Vice President Manufacturing & Technical Services D. Binet Vice President Purchasing
Divisional Chief Executives	R. Villaquiran Corrugated Division M.A. Mediero Paper Division F. Vittoz Specialities Division
Divisional Executives	J. Hovhannessian Chief Executive – Smurfit Socar M. Discart Chief Executive – Smurfit Benelux (Corrugated) J. Ryan Chairman – Smurfit Ireland (Corrugated) J. O'Loughlin Chief Executive – Smurfit Ireland (Corrugated) S. A. Mayer Chief Executive – Smurfit Italy (Corrugated) A. Amela Chief Executive – Smurfit Spain (Corrugated) F. Doyle Vice President, Sales & Marketing (Corrugated) R. Clavaud Chief Executive, Papeteries du Limousin G. Morot Chief Executive, Smurfit Cellulose du Pin H. Kessler Chairman and Chief Executive – Nettingsdorfer U. Stepski Commercial Director – Paper

Smurfit Latin America	P.A. Smurfit Chairman and Chief Executive Officer G. Esguerra Vice President – Administration
Country Chief Executives	R. Silva Colombia C. Sacal Mexico R. Diaz Venezuela C. Barrozzi Argentina
US	
Smurfit Packaging Corporation	J.B. Malloy Chairman P. Cosgrove Chief Executive Officer
Canada	
Smurfit MBI	L. Martinez Chief Executive
Asia	A. Baudant Vice President of Development

Associates	
Europe	
Munksjö	A. Carlberg Chairman
United States	
Smurfit-Stone Container Corporation	M.W.J. Smurfit Chairman of the Board P.J. Moore President and Chief Executive Officer C.A. Hinrichs Vice President and Chief Financial Officer
Smurfit-Stone US Operating Divisions – Vice Presidents and General Managers	J.P. Davis Container Division W.N. Wandmacher Containerboard Mill Division F.S. Macfarlane Consumer Packaging Division J.M. Riconosciuto Vice President Operations – Consumer Packaging Division D.C. Stevens Recycling Division

The directors submit their report to shareholders with the audited financial statements for the year ended 31 December 2001.

Principal activities, Group results and state of affairs

The Company is a holding company. The Group is an integrated manufacturer and converter of paper and board. The profit attributable to the Company's ordinary shareholders amounted to €167,565,000 (2000: €242,482,000) and has been dealt with as shown in the Consolidated Profit and Loss Account on page 39. Segmental analyses are set out on pages 17 to 19.

Shareholders are referred to the Chairman's Letter, the Operations Review and the Financial Review which contain a review of the development of the business for the year ended 31 December 2001, the state of affairs of the Company and the Group at that date, recent events and likely future developments.

Dividends

The board proposes the payment of a final dividend of 4.662 cent, up 5% on the comparable dividend paid last year of 4.44 cent, payable on 3 May 2002 to shareholders on the record on 5 April 2002.

Purchase of own shares

As at 31 December 2001 the Company and its subsidiaries had authority to purchase on the Stock Exchange up to 10% of the issued share capital of the Company. The authority was not exercised during 2001 and is due to expire on the date of the forthcoming Annual General Meeting. It is proposed to renew this authority at the forthcoming meeting.

Directors and secretary

The members of the board of directors are named on pages 20 and 21. There was no change in the directors or secretary during the year.

In accordance with the Articles of Association, Messrs. M.W.J. Smurfit, J.B. Malloy, A.P.J. Smurfit, R. Mac Sharry and P. J. Wright will retire at the Annual General Meeting and are recommended by the board for re-election.

The interests of directors, the secretary and their immediate families in the share capital and debentures of the Company and its subsidiaries, as defined by the Companies Act, 1990, are set out on page 25. All interests are beneficial except where stated otherwise. The directors' share options and conditional share allocations under the Company's long term incentive plans are shown in the Remuneration Report. The Company's register of directors' interests contains full details of directors' shareholdings, options to subscribe for shares and conditional share allocations.

Shareholdings in the Company

	Ordinary Shares	
Directors	31 December 2001	1 January 2001
M.W.J. Smurfit	74,062,675	74,062,575
– non-beneficial*	7,916,467	10,132,843
P.A. Smurfit	4,177,198	4,177,198
– non-beneficial*	7,916,467	10,132,843
D.F. Smurfit	5,694,014	5,694,014
H.E. Kilroy	8,401,502	8,401,502
P.J.P. Gleeson	12,717,436	14,217,436
J.B. Malloy	4,500,770	4,500,770
J.M. O'Dwyer	62,420	62,420
A.P.J. Smurfit	118,034	118,134
R. Mac Sharry	4,620	4,620
M. Rafferty	23,959	23,959
P.J. Wright	1,567,937	1,867,937
A. Reynolds	–	–
M. Redmond	950	950
J.R. Thompson	3,750	3,750
G.W. McGann	18,894	18,894
Secretary		
M.O'Riordan	141,893	141,893

*This holding is held jointly by Drs. M.W.J. Smurfit and P.A. Smurfit.

Subsequent changes
In the period from 1 January 2002 to 28 February 2002 there were no changes in the shareholdings of the directors and secretary.

Shareholdings in subsidiaries
No director, the secretary or any member of their immediate families had an interest in the shares or debentures of any subsidiary.

Going concern
After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Books and accounting records
The directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. To achieve this, the directors have appointed appropriate accounting personnel, including a professionally qualified Chief Financial Officer, in order to ensure that those requirements are complied with.

These books and accounting records are maintained at the Company's registered office.

Corporate governance
Statements by the directors in relation to the Group's compliance with the Irish Stock Exchange's Combined Code on Corporate Governance and the Group's system of internal controls are set out in the Corporate Governance Statement on pages 34 to 36.

The Remuneration Report is set out on pages 27 to 33.

Environmental Issues

The processes used in the manufacture of pulp, paperboard and other paper based products result in various discharges and emissions. The paper and packaging industry, including the Group, is thus subject to a wide range of environmental laws and regulations.

The growing concern for the environment has been strongly felt in the paper and packaging industry. Throughout Europe, legislation is being adopted which imposes recycling obligations on manufacturers. Generally, the objective is to increase the re-use and recycling of packaging waste, increase the share of packaging waste which is incinerated and reduce the amount of waste which is dumped. The European Union's Directive on packaging waste, which was adopted by the Commission in early 1995, required the recycling of between 25% and 45% of total packaging waste, generally by June 2001. In the United States, stringent regulations have been introduced which regulate air and water standards for the pulp and paper industry, known as the "cluster rules".

Notwithstanding the Group's concern on environmental matters, the industry in which it operates is one in which litigation by private parties and action by regulatory authorities may arise. In particular, the United States, the European Union and certain of its members are in the process of imposing stricter environmental regulation.

Compliance with current laws and regulations has required considerable capital and operating expenditures and the need for future expenditure will depend upon new laws, regulations and enforcement policies as well as technological advances. As a result, there can be no assurance that compliance with any future laws or regulations will not involve significant expenditure by the Group. However, since the Group's competitors will be subject to the same laws and regulations, the board believes that compliance will not adversely affect its competitive position.

Research and Development

The Company's subsidiaries are engaged in ongoing research and development aimed at improving products and expanding product ranges.

Health and Safety

The welfare of Group employees worldwide is safeguarded through adherence to rigorous health and safety standards. The Safety, Health and Welfare at Work Act, 1989 imposes certain obligations on employers and the Group has taken appropriate measures to ensure that health and safety standards are complied with at all relevant Group locations, that all relevant Group companies meet the requirements of this Act and that the policy of the Group in this regard was fulfilled during the year ended 31 December 2001.

Subsidiaries and Associates

A list of principal subsidiaries and associates is set out on pages 78 and 79.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the letter to shareholders and the Notice of Meeting enclosed with this report which set out additional matters to be considered at the Annual General Meeting.

On behalf of the Board

M. Rafferty
M. Redmond

Directors

28 February 2002

The Compensation Committee determines the contracts of service and remuneration of all executive directors. Remuneration rates for executive directors and other senior executives are reviewed in consultation with the Chairman and, where appropriate, the President & Chief Operations Officer and against periodic market surveys from specialist external remuneration consultants.

The remuneration of the non executive directors is determined by the board within the limits set out in the Articles of Association.

Remuneration policy for Executive Directors

The Company expects top levels of ability and commitment from all members of management. In return it aims to provide an attractive competitive compensation package linked to the financial prosperity of the Company and its shareholders.

Salary

Base salaries for executive directors reflect job responsibilities and are at or above upper quartile levels prevailing in the appropriate market for comparable companies.

The executive directors are encouraged to accept a small number of external appointments as non executive directors or on industry associations. They are normally permitted to retain any payments received in respect of such appointments.

Annual Bonus

Executive directors other than the Chairman and the President participate in annual bonus schemes under which payments are made based on the profit performance of the relevant part of the business and other performance targets. In the Chairman and President's case, bonus is earned by reference to the Group's earnings per share for the year based on targets set by the Compensation Committee at the start of the year in the context of the budget for the year.

Long Term Incentive Plans

Executive directors participate in the Company's 1987 share option schemes and the 1999 Performance Share Plan. No director has received options under the 1999 Executive Share Option Plan.

In 2000 the Committee, with shareholder approval, introduced special long term incentive plans for the Chairman, the President and the Chief Financial Officer. The plans were introduced because the Chairman's previous long term plan had expired and the President and the Chief Financial Officer had only recently been appointed to their respective positions.

A special deferred bonus plan was put in place for Mr. McGann (now President & Chief Operations Officer) on his appointment in 1998 to the Group as Chief Financial Officer.

A description of all the long term plans and the deferred bonus plan, and schedules showing the conditional allocations and grants made to directors are shown on pages 29 to 32.

Pensions

Pensions for executive directors are provided under a number of pension plans reflecting practice in the relevant country and are generally based on salary only; bonus and other benefits are not included. However, it is common for executive compensation plans in the US to include annual performance related pay in pensionable pay. Accordingly, pensions for certain executive directors are based on the average of the salary and annual bonus of the highest five consecutive years in the ten years prior to retirement.

Service Contracts

No executive director has a service contract with a remaining term greater than one year. On termination of employment following a change of control each executive director except the Chairman is entitled to a payment of twice his annual remuneration.

The following table sets out the remuneration of the directors in accordance with the Listing Rules of the Irish Stock Exchange.

	Fees Company[1] €000	Fees – other[2] €000	Other Remuneration[3] €000	Salary €000	Annual Bonus €000	Deferred Bonus €000	Other benefits[4] €000	2001 Total €000	2000 Total €000
Executive Directors									
Group									
M.W.J. Smurfit				1,546	1,397		31	2,974	4,601
G.W. McGann[5]				735	735	205	10	1,685	1,054
P.A. Smurfit				702	274		64	1,040	1,210
D.F. Smurfit				649	253		20	922	1,272
A.P.J. Smurfit		4		410	234		3	651	697
P.J. Wright[6]									310
		4		4,042	2,893	205	128	7,272	9,144
Associate									
M.W.J. Smurfit[7]				1,006	402		291	1,699	1,967
A.P.J. Smurfit		13						13	12
		13		1,006	402		291	1,712	1,979
Non Executive Directors									
Group									
H.E. Kilroy	40		127					167	161
P.J.P. Gleeson	40						2	42	32
J.B. Malloy	35						6	41	46
J.M. O'Dwyer	41							41	32
R. Mac Sharry	54							54	39
M. Rafferty	54							54	44
P.J. Wright[6]	38		63				3	104	98
A. Reynolds	41							41	52
M. Redmond	41							41	32
J.R. Thompson	41						10	51	40
	425		190				21	636	576
Associate									
H.E. Kilroy[7]		51						51	47
Total – 2001	425	68	190	5,048	3,295	205	440	9,671	11,746

Notes

1. Fees comprise a fee paid in respect of service as a director and additional remuneration paid to non executive directors through membership of board committees.
2. Fees for service as directors of subsidiary or associated undertakings.
3. Consultancy fees paid for services unrelated to duties as director of the Company.
4. Group relates principally to use of company cars, travel, accommodation and related costs. Associate relates to a gross-up for a portion of Federal and State taxes.
5. Mr. McGann was appointed a director on 28 January 2000.
6. Mr. Wright retired from his executive position on 30 June 2000.
7. Amounts paid by Smurfit-Stone Container Corporation.

Long Term Incentive Plans

The following sets out the disclosure for long term incentive plans in accordance with the Listing Rules of the Irish Stock Exchange.

Long Term Incentive Plans – Cash Based

		€000
Group - 2000	P.J. Wright[1]	317

Notes

1. During 2000 Mr. Wright received €2.5 million under his four year long term plan which expired in June 2000. €2.2 million had been accrued at 31 December 1999. Mr. Wright retired from his executive position on 30 June 2000.

Long Term Incentive Plans – Share Based

The Company has two principal long term incentive plans: (i) the share option schemes adopted in 1987 comprising the Jefferson Smurfit Group plc 1987 Option Scheme (the "1987 Scheme") and the Jefferson Smurfit Group plc 1987 United Kingdom Option Scheme (the "1987 UK Scheme"); and (ii) the long term incentive plans adopted in 1999 and 2000 comprising the Jefferson Smurfit Group plc 1999 Performance Share Plan (the "PSP"), the Jefferson Smurfit Group plc 1999 Executive Share Option Plan (the "ESOP"), the Jefferson Smurfit Group plc 2000 United Kingdom Executive Approved Share Option Plan (the "UK EASOP") and the Special Long Term Incentive Plans.

The 1987 Scheme and the 1987 UK Scheme

These schemes expired in 1997 for the purpose of making new grants but a number of earlier grants remain extant. These schemes allowed participating executives to receive grants of share options under Section A of the relevant scheme and, in many cases, also under Section B of the relevant scheme. Section A options become exercisable if the EPS growth of the Company over a period of at least three years exceeds the growth in the Irish Consumer Price Index ("CPI") over the same period. For the grants made in 1997 this threshold was increased to CPI plus 2% p.a. Section B options become exercisable if the EPS growth of the Company over a period of five years places it in the upper quartile of the FT-SE 100 companies ranked in terms of EPS growth over the same period.

Options granted under the 1987 Scheme are denominated in euro and options granted under the 1987 UK Scheme are denominated in Sterling. Apart from minor differences to reflect the different legislative regimes in Ireland and the UK, both schemes have similar terms and conditions.

At 31 December 2001, the total number of options outstanding under these schemes was 17,060,892 (31 December 2000: 19,194,600) made up as follows:

	No. of	No. of shares			
Scheme	participants	Section A	Section B	Price range	Expiry dates
1987 Scheme	160	8,042,722	6,951,512	125.01 – 228.55 cent	Up to April 2007
1987 UK Scheme	34	1,267,774	798,884	Stg 102.32 – 181.5p	Up to April 2007
		9,310,496	7,750,396		
of which exercisable		*5,790,496*	*1,662,396*		

The following schedule shows the outstanding share options held by directors under these schemes:

	Section	1 Jan 2001 & 31 Dec 2001	Exercise Price (euro unless otherwise stated)	Date from which exercisable	Expiry date
P.A. Smurfit	A	93,236	125.01 cent	7 May 1996	13 Oct 2002
	B	93,236	125.01 cent	17 Oct 1997	13 Oct 2002
	A	100,000	195.53 cent		30 Nov 2005
	B	100,000	195.53 cent		30 Nov 2005
	A	78,000	200.61 cent	26 Mar 2001	18 Apr 2007
	B	78,000	200.61 cent		18 Apr 2007
D.F. Smurfit	A	200,974	Stg102.32p	7 May 1996	13 Oct 2002
	B	200,974	Stg102.32p	18 Dec 1997	13 Oct 2002
	A	100,000	195.53 cent		30 Nov 2005
	B	100,000	195.53 cent		30 Nov 2005
	A	135,000	200.61 cent	26 Mar 2001	18 Apr 2007
	B	135,000	200.61 cent		18 Apr 2007
A.P.J. Smurfit	A	124,314	Stg102.32p	7 May 1996	13 Oct 2002
	B	124,314	Stg102.32p	18 Dec 1997	13 Oct 2002
	A	50,000	195.53 cent		30 Nov 2005
	B	50,000	195.53 cent		30 Nov 2005
	A	67,500	200.61 cent	26 Mar 2001	18 Apr 2007
	B	67,500	200.61 cent		18 Apr 2007
P.J. Wright	A	100,000	195.53 cent		30 Nov 2005
	B	100,000	195.53 cent		30 Nov 2005
	A	220,000	200.61 cent	26 Mar 2001	26 Mar 2003
	B	220,000	200.61 cent		18 Apr 2007

The market price of the shares at 31 December 2001 was 245 cent and the range during 2001 was 182 cent to 255 cent.

The ESOP, UK EASOP and the PSP

The ESOP and the UK EASOP allow participating executives to receive annual grants of share options. Apart from minor differences to reflect the different legislative regimes in Ireland and the UK, both schemes have similar terms and conditions. Options will become exercisable over a proportion of the shares subject to option to the extent that pre-set performance targets described below are achieved over a performance period of not less than four years. Options will be granted to acquire shares at the market price at the time of grant exercisable between five and ten years from the date of grant. The options will generally take the form of options to subscribe for new shares of the Company.

The PSP allows participating executives to receive annual allocations that may result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards will be granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets described below are achieved over a performance period of not less than four years.

The PSP is structured on the basis that at the date of allocation no legal entitlement arises. Legal rights will only arise at the time any award is made in respect of the allocation. The award will consist of an option over the appropriate number of shares exercisable after one year and within six years (i.e. five years and ten years after the initial allocation respectively). Awards will be made by an employee share ownership trust which will generally purchase existing shares.

The performance measures for these plans have two elements. Up to 2/3 of any grant will become exercisable based on the change in the Company's EPS over the performance period matching median to upper quartile EPS performance of a peer group of international paper industry companies. If performance matches the median of the peer group 1/6 of the grant will become exercisable rising on a straight-line basis to 2/3 if performance matches the upper quartile of the peer group.

The other 1/3 of any grant will become exercisable based on generation of shareholder value as measured by achievement of an Enhanced Shareholder Value ("ESV") target by the Group. No grant will be earned unless over the performance period the ESV measure has been positive where the ESV measure for the Group is its cash profit in excess of its cost of capital. Certain factors used in the calculation of this measure (i.e. risk free rate of return, market risk premium and beta) will be determined each year on the advice of a leading firm of stockbrokers.

The ESV target is measured by reference to the Group as a whole.

The composition of the peer group is as follows:

D.S. Smith (Holdings) PLC
Gaylord Container Corporation
Georgia-Pacific Group
Grupo Industrial Durango SA de CV
IKPC - Industrias Klabin de Papel e Celulose SA
International Paper Company
Otor S.A.
Packaging Corporation of America
Svenska Cellulosa Aktiebolaget SCA
Temple-Inland Inc.
Weyerhaeuser Company
Willamette Industries Inc.

The Company's ESV measure was positive €27 million for 2001. The ESV measure for 2000 was positive €77 million. In calculating the ESV measure the following rates were used:

	2001	2000
Risk free rate of return	4.8%	5.5%
Market risk	4.0%	4.5%
"Beta"	1.2	1.0

The resulting weighted average cost of capital was 8.9% for 2001 and 8.4% for 2000. It should be noted that the calculation of ESV, which is essentially a cash measure, excludes associates.

At 31 December 2001, there were 34 participants in the PSP and the total number of allocations outstanding under this plan was 10,744,318 (31 December 2000: 7,439,335). These allocations expire at various dates up to 27 June 2011.

At 31 December 2001, the total number of options outstanding under the ESOP and the UK EASOP was 35,869,860 (31 December 2000: 24,747,932) made up as follows:

Plan	No. of participants	No. of shares	Price range	Expiry dates
ESOP	227	35,590,871	201 – 262 cent	Up to 27 June 2011
UK EASOP	12	278,989	Stg 127 - 132p	Up to 27 June 2011
		35,869,860		

None of these options is yet exercisable.

The following schedule shows the share allocations held by directors under the PSP. No director has received options under the ESOP or the UK EASOP.

	1 Jan 2001	31 Dec 2001	Award date[1]	Exercisable date[2]	Expiry date
P.A. Smurfit	191,551	191,551	30 June 2002	30 June 2003	30 June 2009
	247,802	247,802	30 June 2003	30 June 2004	30 June 2009
	243,856	243,856	11 April 2004	11 April 2005	11 April 2010
	–	343,059	27 June 2005	27 June 2006	27 June 2011
D.F. Smurfit	206,106	206,106	30 June 2002	30 June 2003	30 June 2009
	258,487	258,487	30 June 2003	30 June 2004	30 June 2009
	251,999	251,999	11 April 2004	11 April 2005	11 April 2010
	–	307,724	27 June 2005	27 June 2006	27 June 2011
A.P.J. Smurfit	78,608	78,608	30 June 2002	30 June 2003	30 June 2009
	125,122	125,122	30 June 2003	30 June 2004	30 June 2009
	146,005	146,005	11 April 2004	11 April 2005	11 April 2010
	–	190,460	27 June 2005	27 June 2006	27 June 2011
G.W. McGann	160,378	160,378	30 June 2003	30 June 2004	30 June 2009

1. This is the date on which awards, if any, will be made in respect of this particular tranche of allocations.
2. This is the first date on which an award in respect of this particular tranche of allocations, if any, will become exercisable.

The Special Long Term Incentive Plans

Under the Special Long Term Incentive Plans the Chairman & Chief Executive Officer, President & Chief Operations Officer and Chief Financial Officer each received an allocation that may result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards will be granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets described below are achieved over a performance period of three years.

The plans are structured on the basis that at the date of allocation no legal entitlement arises. Legal rights will only arise at the time any award is made in respect of the allocation. The award will consist of an option over the appropriate number of shares exercisable after two years and within seven years (i.e. five years and ten years after the initial allocation respectively). Awards will be made by the employee share ownership trust.

Timing and amount of allocations

A single allocation was made in June 2000 to each participant over shares with a market value at the date the allocation was made of 7½ times the participant's salary. No further allocations will be made under the plans.

Performance measures and calculation of awards

If the Company's TSR with dividends reinvested matches that of the lowest company in the upper quartile of the peer group used for the Group's 1999 long term plans over the three years commencing 1 January 2000, awards will be made over the total number of shares in the allocations. If the Company's TSR matches that of the median company in the peer group awards will be made over ⅓ of the maximum number of shares in the allocations with pro-rata awards for TSR performance between the median and upper quartile companies.

Awards up to ⅔ of the maximum allocation will be subject to a further requirement that the Company's cumulative earnings per share over the plan period will be not less than a cumulative figure of 1999 earnings per share plus the increase in the Irish Consumer Price Index plus 5% per annum for the three years. Awards over the remaining ⅓ of the allocation will be subject to a similar EPS performance measure with the 5% replaced by 10%. The prices at the beginning and end of the performance period used to determine TSR will be the average prices for the quarters ending 31 December 1999 and 31 December 2002 respectively.

Dividends will be included in the TSR calculation on the basis that the gross dividends are invested in additional shares on the payment date of the dividend. Share prices used for the TSR of non-Irish companies will be converted into euro at the rate applicable on the relevant dates.

Participants in the plans will not be offered any new participation in any other long term incentive plan of the Company or its subsidiaries during the plan period with the exception of all employee share schemes.

The following schedule shows the share allocations held by directors under the Special Long Term Incentive Plans.

	1 Jan 2001 & 31 Dec 2001	Award date[1]	Exercisable date[2]	Expiry date
M.W.J Smurfit	4,860,475	20 June 2003	20 June 2005	20 June 2010
G.W. McGann	1,864,215	20 June 2003	20 June 2005	20 June 2010

1. This is the date on which awards, if any, will be made in respect of these allocations.
2. This is the first date on which an award in respect of these allocations, if any, will become exercisable.

Deferred Bonus Plan

On his appointment to the Group as Chief Financial Officer in August 1998 stock appreciation rights at various strike prices were granted to Mr. McGann. One third of the rights will vest after each of the 5th, 7th and 10th anniversaries of the effective grant date, subject to cancellation if he leaves the Company within five years. At the time of exercise of any of the rights Mr. McGann will be entitled to a cash payment (less applicable taxes) equal to the difference between the then market price and the strike price times the number of rights exercised.

The following schedule shows the stock appreciation rights held under the Deferred Bonus Plan.

	1 Jan 2001 & 31 Dec 2001	Strike Price	First vesting date
G.W. McGann	800,000	130 cent	24 August 2003
	300,000	136 cent	24 August 2003
	300,000	198 cent	24 August 2003

Employee Share Schemes

During 2000, the Company introduced save as you earn share option schemes for eligible employees in both Ireland (the "Irish SAYE Scheme") and the UK (the "UK SAYE Scheme"). Under these schemes, employees may opt to save fixed amounts on a regular basis, over a three-year, five-year or seven-year period, subject to a maximum monthly saving of €320 (Irish SAYE Scheme) or Stg£250 (UK SAYE Scheme). The scheme participants can use the amounts saved plus interest earned to acquire shares under options granted by the Company at the start of the savings period.

At 31 December 2001, the total number of options outstanding under these schemes was 4,519,814 (31 December 2000: 4,548,537) made up as follows:

Scheme	No. of participants	No. of shares	Price	Exercisable dates
Irish SAYE	409	1,147,016	185 - 208 cent	2003 - 2008
UK SAYE	1,284	3,372,798	Stg 114 - 129p	2003 - 2008
		4,519,814		

Pensions

The following table sets out the pension disclosure in accordance with the Listing Rules of the Irish Stock Exchange.

Executive Directors	Increase in accrued benefits during 2001[1] €000	Accrued benefit at year end[2] €000	Transfer values[3] €000
Group			
M.W.J. Smurfit	61	962[4]	792
G.W. McGann	83	281	567
P.A. Smurfit	34	474	235
D.F. Smurfit	5	407	101
A.P.J. Smurfit	10	78	18
Associate			
M.W.J. Smurfit	30	1,021	287
P.A. Smurfit		110	
A.P.J. Smurfit		2	

1. Increases are after adjustment for inflation, and reflect additional pensionable service and earnings.
2. Figures represent the accumulated total amounts at 31 December 2001 of accrued benefits payable at normal retirement dates.
3. Figures show the transfer values of the amounts at 1. These transfer values do not represent sums paid or due, but the amounts that the pension scheme would transfer to another pension scheme, in relation to the benefits accrued in 2001, in the event of the member leaving service.
4. This figure represents the accumulated total amount at 1 September 2001 of accrued benefits payable following attainment of age 65.

Audit confirmation

Ernst & Young have confirmed that the scope of their report on the financial statements covers the disclosures contained in this report that are specified for audit by the Listing Rules of the Irish Stock Exchange.

The Company is committed to high standards of corporate governance. In December 1998 the Irish Stock Exchange ("ISE") adopted the Principles of Good Governance and Code of Best Practice (the "Combined Code"). The Irish Stock Exchange requires Irish listed companies to make a statement on how they have applied the principles and how they have complied with the provisions set out in Section 1 of the Combined Code. This statement is set out below.

Compliance with the Combined Code

The Company has complied with the provisions of the Combined Code throughout 2001 except where noted.

Board of directors

The Company is headed by an effective board which throughout 2001 consisted of five executive directors and ten non executive directors – see biographical details on pages 20 and 21. Each of the executive directors has extensive experience of the paper-based packaging industry. Their specialist knowledge is backed up by the general business skills of the individuals involved and by the broadly based skills and knowledge of the non executive directors, three of whom have the additional benefit of many years' experience as former executives in the Group. The non executive directors are drawn from diverse backgrounds, including manufacturing, banking, politics and law and they bring a broad range of expertise and views to board deliberations. Mr. Martin Rafferty is the Senior Independent Director and he also has board responsibility for financial matters. The Chief Financial Officer attends and participates at Company board meetings. The board is satisfied that it is a well-balanced and effective team to lead and control your Company.

There is a clear division of responsibilities at the Company with the board retaining control of major decisions under a formal schedule of matters reserved to it for decision, the Chairman & Chief Executive Officer responsible for devising strategy and policy within the authorities delegated by the board and the President & Chief Operations Officer responsible for operations.

The board meets at least quarterly with additional meetings as required. The board met four times in 2001. The board is supplied on a timely basis with information in a form and of a quality to enable it to discharge its duties effectively.

The directors have access to the advice and services of the Group Secretary, who is responsible to the board for ensuring that board procedures are followed and applicable rules and regulations complied with. The directors also have access to independent professional advice, at the Group's expense, if and when required.

On appointment, all non executive directors receive comprehensive briefing documents on the Group and its operations and participate in an induction programme designed to familiarise them with the Group's operations, management and governance structures. Further ongoing training is provided as required.

All directors must submit themselves for re-election at intervals of not more than three years.

All non executive directors are appointed for a fixed term of five years subject to re-election and they may be re-appointed at the discretion of the board.

The Company, in common with many of its US peers, combines the roles of Chairman and Chief Executive Officer. The board believes that this is fully justified. Michael Smurfit has been the architect of the Group's success for more than 30 years, leading its growth to become a world leader in its sector. He is also widely respected as a leader in the industry. The Company announced in January 2002 that Dr. Smurfit would step down as Chief Executive Officer with effect from 31 October 2002 and would remain as Chairman. It was also announced that the President & Chief Operations Officer, Mr. Gary McGann, would take over as Chief Executive Officer with effect from 1 November 2002.

The Combined Code defines "independent director" as one who is "independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement." It is the belief of the board that all of the non executive directors fulfil this definition and this is evidenced by the independence demonstrated during the deliberations of the board. However, the board is aware that some shareholders might question the independence of certain non executive directors by reason of their being former executives of the Group; being in receipt of consultancy payments for services to Group companies; being retained as legal adviser by the Group or by an executive director; or having served as a non executive director of the Company for over ten years.

The board strongly believes that none of these factors in any way reduces the independence or effectiveness of these persons as non executive directors of your Company.

Board Committees

The board has an effective committee structure in place to help it in the discharge of its responsibilities. The principal committees and their members are listed on page 21 and their functions are described below.

The Audit Committee consists of independent non executive directors with clear written terms of reference. The Audit Committee is responsible to the board for the review of internal controls and the scope and performance of the Group Internal Audit function. It also reviews the scope and results of the external audit and the nature and extent of services provided by the external auditors.

Recommendations for appointment as directors of the Company are made to the board by a Nominations Committee which is chaired by the Chairman & Chief Executive Officer. Other directors are encouraged to submit suggestions to the Nominations Committee. The Nominations Committee also reviews lists of possible candidates received from other sources.

The Compensation Committee consists exclusively of independent non executive directors with no financial interest other than as shareholders in the matters to be decided by the Committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business. The Compensation Committee determines the contracts of service and emoluments of all executive directors.

The Options Committee consists of independent non executive directors and is responsible for the operation of the Company's share option schemes, long term incentive plans and employee share schemes.

The Banking Committee is responsible for treasury policy and matters relating to the financing of the Group.

Directors' Remuneration

The Company's remuneration policy for executive directors and details of directors' remuneration in accordance with the Listing Rules of the Irish Stock Exchange are contained in the Remuneration Report on pages 27 to 33.

Internal control

The board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This involves an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and reviewing the effectiveness of the resultant system of internal control throughout the period and up to the date of approval of the Annual Report and Accounts. Such a system is designed to manage rather than eliminate risk of failure to achieve business objectives and can therefore only provide reasonable and not absolute assurance that the Group will achieve those objectives. The board has a risk management approach to internal control which complies with the guidance in 'Internal Control Guidance for Directors on the Combined Code' (Turnbull) issued in September 1999. The process has been in place for the period under review and is subject to regular review by the board.

The processes applied in reviewing the effectiveness of the system of internal control include the following:

- the board in conjunction with senior management identifies the major business risks faced by the Group and determines the appropriate course of action to manage these risks;
- these risks are reviewed on a regular basis by senior management, the Audit Committee and other risk assurers and the overall risk management process is kept under review by the board on a regular basis;
- risk assessment and evaluation is now an integral part of the management process throughout the Group. Risks are identified, evaluated and appropriate risk management strategies are implemented at each level. Those key business risks identified and the processes put in place to manage them are brought to the board for their review and approval;
- there is a formal schedule of matters specifically reserved for decision by the board;
- strategic plans and annual budgets are approved by the board on an annual basis and performance against budgets is reviewed on a monthly basis by management;
- a policy and procedures manual sets out Group's overall requirements;
- all capital expenditure and investments are subject to formal levels of authorisation and approval;
- the Group's organisational structure has clearly defined lines of authority;
- the integrity and competence of people is ensured through high recruitment standards and subsequent training. Quality personnel are seen as an essential part of the control environment.

The Audit Committee of the board which is made up of independent non executive directors:

- reviews the internal and external audit plans for the year;
- reviews the results of the internal and external audit process;
- reviews and monitors the status of the control over the key items identified in the risk management process;
- discusses and reviews with management the preliminary announcement, annual financial statements and interim reports.

The Banking Committee is responsible for treasury policy and financing decisions affecting the Group.

Internal Audit monitors compliance with policies and standards and the effectiveness of internal control across the Group. It uses a risk based approach in identifying key areas to audit. The Group Internal Auditor reports to the Chairman of the Audit Committee.

Associated companies are not subject to the Turnbull reporting requirements on risk and internal control; however, through participation on the boards of those companies, the board and management monitor risk and control issues that may arise. These are then considered as part of the Group's ongoing risk review process.

The board also undertakes an overall assessment of the status of risk and related internal controls. This assessment includes:
- a review of any changes in the nature and extent of significant risks in the year;
- the scope and quality of the monitoring process;
- the incidence of key weaknesses, if any, in the year;
- the reporting to the board on control and risk related matters.

This review is undertaken annually prior to the finalisation of the Annual Report.

Other matters

At the 2001 Annual General Meeting, the Company did not indicate the level of proxies lodged on each resolution and the balance for and against each resolution. However, it did indicate the minimum number of proxy votes held in favour of any resolution and the maximum number of proxy votes held against any resolution. The directors believe that this procedure complies with the spirit of the Combined Code.

Statement of Directors' Responsibilities
in respect of the Group's financial statements

Irish Company Law and the Listing Rules of the Irish Stock Exchange require the directors to ensure that the Company prepares financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period.

The directors consider that, in preparing the financial statements, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider applicable have been followed.

The directors have responsibility to take reasonable steps to ensure that the Company keeps proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. The directors have a general duty to act in the best interests of the Company and must therefore take such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

To the members of Jefferson Smurfit Group plc

We have audited the financial statements for the year ended 31 December 2001 which comprise the consolidated profit and loss account, consolidated balance sheet, Company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses and the related notes 1 to 39. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to whether proper books of account have been kept by the Company; whether, at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's and the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the directors' report, Chairman's letter, operations review, financial review and corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements. In our opinion the Company balance sheet does not disclose a financial situation which, under the provisions of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Registered Auditors
Dublin
28 February 2002

Consolidated Profit and Loss Account
for the year ended 31 December 2001

	Note	2001 €000	2000 €000
Turnover – continuing	2	4,511,650	4,565,244
Cost of sales		3,243,372	3,336,671
Impairment of tangible fixed assets	4	26,642	–
Gross profit		1,241,636	1,228,573
Net operating expenses	3	883,964	866,103
Reorganisation and restructuring costs	4	23,763	20,890
Operating profit subsidiaries – continuing		333,909	341,580
Share of associates' operating profit		242,212	403,934
Share of associates' restructuring costs	4	(10,895)	(24,894)
Total operating profit		565,226	720,620
Share of associates' profit on sale of operations	4	–	3,105
Group net interest	6	(85,568)	(99,859)
Share of associates' net interest	6	(154,654)	(181,567)
Total net interest		(240,222)	(281,426)
Profit before taxation	7	325,004	442,299
Taxation			
– Group	8	93,432	89,679
– Share of associates		26,985	79,322
		120,417	169,001
Profit after taxation		204,587	273,298
Equity minority interests		37,022	30,816
Profit for the financial year		167,565	242,482
Dividends paid	9	28,446	27,091
Dividends proposed	9	50,575	48,113
		79,021	75,204
Retained profits		**€88,544**	€167,278
Retained by:			
– Holding company		(1,309)	(8,710)
– Subsidiaries		56,235	66,332
– Associates		33,618	109,656
		€88,544	€167,278
Earnings per ordinary share – Basic	11	15.5c	22.4c
Earnings per ordinary share before exceptional items – Basic	11	20.5c	25.5c
Earnings per ordinary share – Diluted	11	15.3c	22.3c
Earnings per ordinary share before exceptional items – Diluted	11	20.3c	25.4c

The movements on the consolidated profit and loss account are shown on page 40.

M. Rafferty
M. Redmond

Directors
28 February 2002
The notes on pages 44 to 67 form part of these financial statements.

Other Consolidated Financial Statements
for the year ended 31 December 2001

Movements on Consolidated Profit and Loss Account	Note	2001 €000	2000 €000
At beginning of year		1,814,247	1,646,969
Goodwill on disposals		4,416	–
Retained profits		88,544	167,278
At end of year		**€1,907,207**	€1,814,247

Statement of Total Recognised Gains and Losses	Note	2001 €000	2000 €000
Profit for the year attributable to ordinary shareholders			
Group		133,947	132,826
Associates		33,618	109,656
	11	167,565	242,482
Translation adjustments on foreign currency net investments			
– Group		64,386	72,460
Total recognised gains and losses relating to the financial year			
– Group		198,333	205,286
– Associates		33,618	109,656
		€231,951	€314,942

Reconciliation of Movements in Shareholders' Funds	2001 €000	2000 €000
At beginning of year	2,505,175	2,263,984
Profit for the financial year	167,565	242,482
Dividends	(79,021)	(75,204)
Retained profits	88,544	167,278
New share capital subscribed	2,011	1,453
Net translation gains on foreign currency net investments	64,386	72,460
Goodwill on disposals	4,416	–
At end of year	**€2,664,532**	€2,505,175

Note of Historical Cost Profits and Losses
The results disclosed in the consolidated Profit and Loss Account are not materially different to the results based on an unmodified historical cost basis.

The notes on pages 44 to 67 form part of these financial statements.

Consolidated Balance Sheet
at 31 December 2001

	Note	2001 €000	2000 €000
Assets Employed			
Fixed Assets			
Intangible assets	12	156,517	146,778
Tangible assets	13	2,088,019	2,138,827
Financial assets	14	1,743,850	1,605,515
		3,988,386	3,891,120
Current Assets			
Stocks	15	423,510	437,444
Debtors	16	1,084,612	1,145,346
Cash at bank and in hand	17	440,109	427,092
		1,948,231	2,009,882
Creditors (amounts falling due within one year)	18	1,413,352	1,614,268
Net current assets		534,879	395,614
Total assets less current liabilities		€4,523,265	€4,286,734
Financed by			
Creditors (amounts falling due after more than one year)	20	1,404,432	1,337,515
Government grants		12,290	9,960
Provisions for liabilities and charges	22	266,721	264,579
		1,683,443	1,612,054
Capital and Reserves			
Called up share capital	23	332,917	332,589
Share premium	24	102,022	100,339
Revaluation reserve	24	10,579	10,579
Other reserves	24	311,807	247,421
Profit and loss account		1,907,207	1,814,247
Group shareholders' funds (equity interests)		2,664,532	2,505,175
Minority interests (equity interests)		175,290	169,505
		2,839,822	2,674,680
		€4,523,265	€4,286,734

M. Rafferty
M. Redmond

Directors
28 February 2002

The notes on pages 44 to 67 form part of these financial statements.

Company Balance Sheet
at 31 December 2001

	Note	2001 €000	2000 €000
Assets Employed			
Fixed Assets			
Financial assets	14	13	13
Current Assets			
Debtors	16	517,365	514,345
Cash at bank and in hand		2	–
		517,367	514,345
Creditors (amounts falling due within one year)	18	51,590	49,270
Net current assets		465,777	465,075
Total assets less current liabilities		€465,790	€465,088
Financed by			
Capital and Reserves			
Called up share capital	23	332,917	332,589
Share premium	24	102,022	100,339
Other reserves	24	20,317	20,317
Profit and loss account	25	10,534	11,843
Shareholders' funds (equity interests)		€465,790	€465,088

M. Rafferty
M. Redmond

Directors
28 February 2002

The notes on pages 44 to 67 form part of these financial statements.

Consolidated Cash Flow Statement
for the year ended 31 December 2001

	Note	2001 €000	2000 €000
Net cash flow from operating activities	31	584,942	482,298
Dividends received from associates		11,118	8,718
Returns on investments and servicing of finance			
Interest received		23,463	23,814
Interest paid		(107,037)	(123,105)
Interest paid on finance leases		(1,728)	(2,454)
Dividends to minority interests		(18,584)	(16,924)
		(103,886)	(118,669)
Taxation			
Irish corporation tax paid		(7,786)	(13,482)
Overseas tax paid		(106,676)	(41,625)
		(114,462)	(55,107)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(177,213)	(147,629)
Less new finance leases		7,537	713
		(169,676)	(146,916)
Capital grants received		5,154	2,963
Purchase of other investments		(6,303)	(3,008)
Sale of fixed assets	34	34,198	30,634
		(136,627)	(116,327)
Acquisitions and disposals			
Purchase of subsidiaries and minorities	37	(13,697)	(103,998)
Business disposals		4,406	2,650
Investments in and advances to associates		(33,140)	(7,719)
		(42,431)	(109,067)
Equity dividends paid	33	(76,570)	(70,007)
Cash inflow before use of liquid resources and financing		122,084	21,839
Management of liquid resources		(2,970)	23,074
Financing			
Issue of shares including minorities		2,011	1,453
(Decrease) in term debt	35	(120,636)	(11,029)
Capital elements of finance leases repaid		(9,407)	(10,380)
		(128,032)	(19,956)
(Decrease) / increase in cash	35	€(8,918)	€24,957

1. Accounting Policies

The Group financial statements are prepared in euro (€).

(a) Basis of accounting:

The Group financial statements are prepared under the historical cost convention.

(b) Group consolidation:

The Group financial statements comprise a consolidation of the financial statements of the parent company and its subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting.

(c) Revenue recognition:

Revenue is recognised at the time products are delivered or services are rendered to external customers.

(d) Goodwill arising on consolidation:

Goodwill represents the excess of the cost of shares in subsidiaries and associates over the fair value of their net assets acquired based on Group accounting policies. Goodwill arising on overseas consolidations is translated at the exchange rate ruling on the date of acquisition and is retranslated to the closing rate at year end. From 1 January 1998, the amount of goodwill arising on consolidation is capitalised in the year of acquisition and is amortised in the Group consolidated profit and loss account on a straight line basis over a period generally not exceeding 20 to 30 years.

This treatment differs in respect of goodwill arising on acquisitions made prior to 1 January 1998, which was written off against reserves in the year of acquisition. In the event of a subsequent disposal, any goodwill previously charged directly against reserves is written back and is reflected in the profit and loss account on disposal of the business to which it related. The carrying value of goodwill is subject to an annual impairment review.

(e) Depreciation:

Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual instalments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1 – 5%	Plant and machinery	3 – 33%
Fixtures and fittings	10 – 25%	Motor vehicles	20 – 25%

(f) Timberlands:

The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to the profit and loss account for the timber extracted in the year.

(g) Leasing:

Assets acquired under finance leases are capitalised and included in tangible fixed assets and depreciated in accordance with Group depreciation policy. Assets leased under operating leases are not capitalised and payments under such leases are expensed over the period of the lease.

(h) Government grants:

Government grants are treated as a deferred credit and are amortised over the expected useful lives of the related assets.

(i) Stock valuation:

Stock is valued at the lower of cost and net realisable value. Cost includes direct costs plus applicable factory and other overheads. Net realisable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realisation of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(j) Interest:

Interest costs incurred until completion of major investments are capitalised at the average cost of borrowing to the Group.

(k) Debt instruments:

The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(l) Foreign currencies:
Foreign currency transactions during the year are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated at the relevant year end exchange rates or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associates are translated using the closing rate method. The profit and loss and cash flow statements are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves.

The transactions of operations in hyper–inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognised in the profit and loss account.

(m) Derivative instruments:
The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts
The criteria for forward foreign currency contracts are:
- The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and
- It must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs.

Interest rate swaps
The Group's criteria for interest rate swaps are:
- The instrument must be related to an asset or a liability; and
- It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Interest differentials are recognised and included in interest payable or receivable as appropriate. Interest rate swaps are not revalued to fair value or shown on the Group balance sheet at the year end.

Currency swaps
The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(n) Pension and other post retirement obligations:
Pension costs are recognised on a systematic basis so that the cost of providing retirement benefits to employees is evenly matched, so far as is possible, to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities is amortised over the average remaining service lives of the relevant current employees. The cost of providing post retirement health care benefits to employees is recognised on an actuarial basis.

(o) Deferred taxation:
Deferred taxation is provided using the liability method on all material timing differences to the extent that they are expected to reverse in the foreseeable future without being replaced, calculated at the rate which it is anticipated will apply when the timing differences will reverse.

(p) Research and development:
Research and development expenditure is written off as incurred.

2. Turnover and Operating Assets	2001 €000	2000 €000
Turnover – continuing	**€4,511,650**	€4,565,244

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments primarily on a geographic basis.

In Europe, the Group has two reportable product segments: (1) Packaging and (2) Specialities. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. The primary products of the Specialities segment include graphicboard and paper sacks.

Segmental analyses of sales (by source), profit before interest, exceptional items and taxation, operating assets, total assets, employees, capital expenditure, depreciation, depletion and amortisation and investments in associates are shown on pages 17 to 19. Sales by destination are not materially different from sales by source.

A reconciliation of operating assets as shown on page 18 to Group shareholders' funds is as follows:

	2001 €000	2000 €000
Per segmental analysis of operating assets	4,107,677	3,996,702
Net borrowing (Note 17)	(1,113,566)	(1,167,238)
Corporation tax	(103,714)	(106,671)
Dividends proposed	(50,575)	(48,113)
Minority interests (equity interests)	(175,290)	(169,505)
Unallocated net liabilities	(1,443,145)	(1,491,527)
Group shareholders' funds	**€2,664,532**	€2,505,175

Operating assets comprise total assets less total liabilities but exclude all assets and liabilities of a financing nature.

3. Net Operating Expenses	2001 €000	2000 €000
Distribution costs	244,874	243,588
Administrative expenses	641,972	625,598
Other operating income	(2,882)	(3,083)
	€883,964	€866,103

4. Exceptional Items	2001 €000	2000 €000
Group		
Impairment of tangible fixed assets	(26,642)	–
Reorganisation and restructuring costs	(23,763)	(20,890)
	€(50,405)	€(20,890)
Associates		
Merger and restructuring costs	(7,573)	(24,632)
Debt extinguishment costs	(3,322)	(262)
	€(10,895)	€(24,894)
Profit on sale of businesses	–	€3,105

Group
The Group has recorded costs of €26,642,000 representing provisions for impairment of tangible fixed assets and reorganisation and restructuring costs of €23,763,000. The latter includes redundancy costs and tangible fixed assets written off, net of gains of €7,652,000 on sales of tangible fixed assets relating to closures and rationalisation of businesses. The related tax relief of €1,788,000 is included in Taxation – Group.

Associates
The merger and restructuring charges and debt extinguishment costs relate to SSCC. The related tax relief of €4,395,000 is included in Taxation – Share of associates.

5. Employees and Remuneration	*2001*	*2000*
The average number of persons employed by the Group (full time equivalents) in the financial year (excluding associates) was:	26,751	26,689

	2001 €000	2000 €000
The staff costs comprise:		
Wages and salaries	822,896	797,353
Social welfare	142,138	138,465
Pensions	62,507	67,033
	€1,027,541	€1,002,851

6. Total Net Interest

	2001 €000	2000 €000
Group		
Interest payable and similar charges:		
On bank loans and overdrafts		
– repayable within 5 years, by instalment	10,990	9,115
– repayable within 5 years, other than by instalment	22,949	24,557
	33,939	33,672
On all other loans	74,682	86,698
Total interest payable	108,621	120,370
Interest receivable and similar income	23,053	20,511
Group net interest	(85,568)	(99,859)
Associates		
Share of associates' net interest	(154,654)	(181,567)
Total net interest	€(240,222)	€(281,426)

7. Profit before Taxation

	2001 €000	2000 €000
Profit before taxation is stated after charging:		
Depreciation, depletion and amortisation expense	238,764	228,348
Auditors' remuneration (including expenses)	2,728	2,630
Operating lease rentals plant and machinery	11,506	13,496
Operating lease rentals other	4,973	4,215
Loss on foreign currency borrowing less deposits	2,154	1,469
Research and development costs	5,240	5,658
Year 2000 costs and euro costs	–	208
Directors' remuneration, including associates and including pension contributions	12,842	14,739

Details of directors' remuneration are set out in the Remuneration Report on pages 27 to 33.

8. Taxation – Holding Company and Subsidiaries

	2001 €000	2000 €000
Current taxation		
Europe	79,783	65,353
United States and Canada	5,311	4,684
Latin America	26,165	16,378
	€111,259	€86,415
Deferred taxation		
Europe	(20,936)	5,392
United States and Canada	1,708	249
Latin America	1,401	(2,377)
	(17,827)	3,264
	€93,432	€89,679
Deferred taxation arises as follows:		
Capital allowances	(15,102)	1,256
Other	(2,725)	2,008
	€(17,827)	€3,264

8. Taxation – Holding Company and Subsidiaries continued	2001 €000	2000 €000
Current taxation is analysed as follows:		
Ireland	11,120	10,449
Foreign	101,833	75,220
Adjustments in respect of prior periods	(1,694)	746
	€111,259	€86,415

Current taxation represents corporation tax or its equivalent on the taxable profits in each jurisdiction and unrelieved overseas tax on dividends of €526,971 (2000: €178,434). The Group has availed of a reduced taxation rate of 10% which applies to certain manufacturing and financial service operations in Ireland. The reduced rate is due to expire in 2005 for financial service operations and 2010 for manufacturing operations.

The following table relates the statutory tax rate applicable in Ireland to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of profit before taxation:

	2001 %	2000 %
Corporation Tax at Irish Statutory Rate	20.0	24.0
Adjusted for:		
Income subject to higher rate of tax than Irish statutory rate	24.4	19.5
Income subject to lower rate of tax than Irish statutory rate	(11.1)	(8.7)
Expenditure not deductible for tax purposes (primarily goodwill amortisation)	6.1	6.6
Utilisation of tax losses	(0.9)	(1.2)
Adjustments to tax charge in respect of previous periods	(0.8)	(1.8)
Capital allowances for period in excess of depreciation	(0.6)	(0.2)
	37.1	38.2

9. Dividends	2001 €000	2000 €000
Paid:		
Ordinary interim 2.625c per share (2000: 2.5c)	28,446	27,091
Proposed:		
Final dividend 4.662c per share (2000: 4.44c)	50,575	48,113
	€79,021	€75,204

10. Holding Company Profit	2001 €000	2000 €000
The amount of profit attributable to Group shareholders *dealt with in the holding company amounted to*	€77,712	€66,494

A separate profit and loss account for Jefferson Smurfit Group plc (the company) has not been prepared because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with.

11. Earnings per Ordinary Share

	2001 €000	2000 €000
Profit on ordinary activities after taxation	204,587	273,298
Profit attributable to minority interests	(37,022)	(30,816)
Profit attributable to ordinary shares in issue	167,565	242,482
Exceptional items, net of taxation	55,117	34,214
Profit before exceptional items available to ordinary shareholders	€222,682	€276,696

	No. of shares '000	No. of shares '000
Denominator		
Weighted average number of ordinary shares in issue and ranking for dividend+	1,083,805	1,083,086
Effect of dilutive shares:		
Dilutive effect of share options	11,513	7,763
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	1,095,318	1,090,849
Basic earnings per ordinary share	15.5c	22.4c
Basic earnings per ordinary share before exceptional items	20.5c	25.5c
Diluted earnings per ordinary share	15.3c	22.3c
Diluted earnings per ordinary share before exceptional items	20.3c	25.4c

+Excludes own shares held which do not rank for dividend (Note 23).

12. Intangible Assets

	€000
Goodwill	
31 December 2000	157,490
Acquisitions	19,573
Currency adjustment	(1,050)
31 December 2001	**€176,013**
Amortisation	
31 December 2000	10,712
Charged	8,820
Currency adjustment	(36)
31 December 2001	**€19,496**
Net book amount at 31 December 2001	**€156,517**
Net book amount at 31 December 2000	€146,778

The amount of goodwill eliminated against reserves, prior to FRS 10 – Goodwill and Intangible Assets, net of any goodwill attributable to businesses disposed of, amounted to €403,230,000.

13. Tangible Assets	Land and Buildings Freehold €000	Land and Buildings Leasehold €000	Plant and Equipment €000	Total €000
Cost				
31 December 2000	891,317	32,578	2,713,119	3,637,014
Acquisitions	–	–	3,410	3,410
Additions	17,934	5,106	144,075	167,115
Sales	(26,540)	(1,693)	(93,078)	(121,311)
Reclassification	(100,684)	(747)	(67)	(101,498)
Currency adjustment	16,586	209	56,205	73,000
31 December 2001	**798,613**	**35,453**	**2,823,664**	**3,657,730**
Depreciation				
31 December 2000	133,061	8,620	1,356,506	1,498,187
Charged	19,737	1,099	201,781	222,617
Sales	(7,054)	(1,179)	(77,525)	(85,758)
Reclassification	(5,477)	(664)	(20,553)	(26,694)
Impairment writedown	–	–	26,642	26,642
Currency adjustment	3,669	64	30,710	34,443
31 December 2001	**143,936**	**7,940**	**1,517,561**	**1,669,437**
Net Book Amount at 31 December 2001	**€654,677**	**€27,513**	**€1,306,103**	**€1,988,293**
Net Book Amount at 31 December 2000	€758,256	€23,958	€1,356,613	€2,138,827

	Timberlands €000
31 December 2000	–
Additions	10,098
Reclassification	92,633
Depletion	(7,327)
Currency adjustment	4,322
31 December 2001	**€99,726**
Net Book Amount at 31 December 2001	**€2,088,019**
Net Book Amount at 31 December 2000	€2,138,827

Land and Buildings
Included in tangible assets is an amount for land of €225,288,000 (2000: €307,937,000).

Capitalised Leased Assets
Included in the net book amount of tangible assets is an amount for capitalised leased assets of €115,943,000 (2000: €125,720,000). The depreciation charge for capitalised leased assets for 2001 was €14,530,000 and related finance charges amounted to €1,728,000 (2000: €16,220,000 and €2,454,000 respectively).

Reclassifications
The reclassifications within both Cost and Depreciation relate principally to the reclassification of Timberlands. Historically, both the original cost and the related aggregate depreciation were recorded in Freehold Land and Buildings. Other amounts relate mainly to the removal of fully depreciated assets no longer in use. These reclassifications have no impact on the overall net book value or the annual depreciation charge.

14. Financial Assets	2001 €000	2000 €000
Group		
Associates (Note 14.1)	1,690,155	1,545,933
Other investments (Note 14.2)	53,695	59,582
	€1,743,850	€1,605,515

	2001 €000	2000 €000
Company		
Shares in subsidiaries	€13	€13

14.1 – Associates	Share of net assets €000	Loans €000	Total €000
31 December 2000	1,541,117	4,816	1,545,933
Additions	28,429	4,707	33,136
Retained earnings	33,618	–	33,618
Sales	(5,058)	–	(5,058)
Reclassification	8,844	–	8,844
Currency adjustment	73,419	263	73,682
31 December 2001	€1,680,369	€9,786	€1,690,155

A list of the principal associates, their activities, country of incorporation and the percentage owned is set out on page 79.

Smurfit-Stone Container Corporation

The Group's main associate is Smurfit-Stone Container Corporation ('SSCC') which is quoted on the NASDAQ National Market. The proportion of shares held by the Group is approximately 29.4%.

The borrowing of SSCC and its subsidiaries are without recourse to the Group.

Under the SSCC 1998 stock option plan at 31 December 2001, options were outstanding over 18,118,849 (2000: 16,235,571) shares of common stock of SSCC at option prices between US$10 and US$23 per share. At 31 December 2001, 11,465,977 (2000: 12,157,304) options were exercisable.

14. Financial Assets continued

The following is the summarised consolidated profit and loss account of SSCC for the year ended 31 December 2001, together with a summarised consolidated balance sheet of SSCC at 31 December 2001. These summarised financial statements have been adjusted to reflect Group accounting policies. The summarised consolidated profit and loss account has been translated using an average exchange rate for the year while the summarised consolidated balance sheet has been translated using the year end closing rate.

SSCC Summarised Consolidated Profit and Loss Account for the year ended 31 December	2001 €000	2000 €000
Turnover (to third parties)	9,513,338	9,703,418
Cost of sales	7,898,009	7,673,312
Gross profit	1,615,329	2,030,106
Net operating expenses	863,166	785,452
Restructuring and early debt extinguishment costs	37,059	84,356
Operating profit	715,104	1,160,298
Profit on sale of operations	–	11,032
Interest (payable)/receivable, net	(516,721)	(581,367)
Profit before taxation	198,383	589,963
Taxation	(82,454)	(240,260)
Minority interests	(13,628)	(10,724)
Profit for the financial year	€102,301	€338,979

SSCC Summarised Consolidated Balance Sheet at 31 December	2001 €000	2000 €000
Assets Employed		
Fixed Assets		
Intangible assets	2,193,179	2,129,272
Tangible assets	6,662,884	6,654,494
	8,856,063	8,783,766
Current Assets		
Stocks	860,093	898,443
Debtors	862,363	987,642
Cash at bank and in hand	29,502	48,361
	1,751,958	1,934,446
Creditors (amounts falling due within one year)	1,363,894	1,343,365
Net current assets	388,064	591,081
Total assets less current liabilities	€9,244,127	€9,374,847
Financed by		
Creditors (amounts falling due after more than one year)	6,578,918	6,715,752
Provisions for liabilities and charges	738,334	823,053
	7,317,252	7,538,805
Capital and Reserves		
Called up share capital	88,506	80,602
Other reserves	3,218,595	3,035,791
Profit and loss account	(1,387,034)	(1,286,799)
Minority interests	6,808	6,448
Shareholders' funds (equity interests)	1,926,875	1,836,042
	€9,244,127	€9,374,847

14. Financial Assets continued

14.2 – Other investments

	Listed+ Cost €000	Unlisted Cost €000	Total €000
31 December 2000	6,085	53,497	59,582
Additions	702	5,601	6,303
Reclassification	(2)	(8,562)	(8,564)
Sales	(50)	(3,708)	(3,758)
Profit and loss account	(14)	–	(14)
Currency adjustment	5	141	146
31 December 2001	€6,726	€46,969	€53,695

+Listed on a recognised stock exchange.

Other investments are stated at cost. The market value of the listed investments at 31 December 2001 was €6,987,000 (2000: €7,066,000).

14.3 – Composition of the Group

A list of the principal subsidiaries, their principal activities, country of incorporation and the percentage owned is given on pages 78 and 79.

Details of the purchase consideration, the fair value to the Group of the net assets acquired and the goodwill arising on the purchase of the net assets of subsidiaries and minorities by the Group during 2001 and 2000 are set out in Note 37.

15. Stocks

	2001 €000	2000 €000
Raw materials	147,619	175,433
Work in progress	24,943	26,493
Finished goods	146,607	140,737
Other	104,341	94,781
	€423,510	€437,444

16. Debtors

	Group		Company	
	2001 €000	2000 €000	2001 €000	2000 €000
Amounts falling due within one year:				
Trade debtors	876,947	936,066	–	–
Amounts owed by subsidiaries	–	–	517,365	514,345
Amounts owed by associates	11,703	8,516	–	–
Other debtors	138,425	135,706	–	–
Prepayments and accrued income	27,898	47,830	–	–
	1,054,973	1,128,118	517,365	514,345
Amounts falling due after more than one year:				
Other debtors	29,639	17,228	–	–
	€1,084,612	€1,145,346	€517,365	€514,345

17. Net Borrowing

	2001 €000	2000 €000
Cash at bank and in hand	440,109	427,092
Total borrowing (Note 21)	1,553,675	1,594,330
	€1,113,566	€1,167,238

18. Creditors (amounts falling due within one year)	Group		Company	
	2001 €000	2000 €000	2001 €000	2000 €000
Trade creditors	604,515	673,522	–	–
Borrowing due within one year (Note 21)	250,988	362,586	–	14
Amounts owed to associates	6,704	4,451	–	–
Taxation creditors (Note 19)	169,782	169,406	279	70
Social welfare	41,792	38,770	–	–
Accruals	178,299	197,411	383	612
Capital creditors	19,406	34,009	–	–
Other creditors	85,727	79,199	353	461
Proposed dividend	50,575	48,113	50,575	48,113
Capitalised lease obligations (Note 27)	5,564	6,801	–	–
	€1,413,352	€1,614,268	€51,590	€49,270

19. Taxation Creditors	Group		Company	
	2001 €000	2000 €000	2001 €000	2000 €000
Current taxation	103,714	106,671	69	70
Payroll taxes	25,553	23,070	134	–
VAT and other sales taxes	40,515	39,665	76	–
	€169,782	€169,406	€279	€70

Included in payroll taxes is an amount for Irish PAYE of €1,475,000 (2000 : €987,000).

20. Creditors (amounts falling due after more than one year)	2001 €000	2000 €000
Borrowing due after more than one year (Note 21)	1,302,687	1,231,744
Deferred income	28,939	32,827
Capitalised lease obligations (Note 27)	18,033	18,171
Deferred acquisition consideration	54,773	54,773
	€1,404,432	€1,337,515

21. Borrowing	2001 Bank Loans and Overdrafts €000	2001 Other Borrowing €000	2001 Total €000	2000 Bank Loans and Overdrafts €000	2000 Other Borrowing €000	2000 Total €000
Analysis by year of repayment						
Within one year	239,362	11,626	250,988	341,946	20,640	362,586
Between 1 and 2 years	72,862	245,773	318,635	86,993	4,590	91,583
Between 2 and 3 years	22,839	55,285	78,124	149,036	241,937	390,973
Between 3 and 4 years	13,369	298,016	311,385	14,753	3,177	17,930
Between 4 and 5 years	198,329	2,747	201,076	9,467	346,713	356,180
Thereafter						
– By instalment	9,578	6,549	16,127	9,839	7,984	17,823
– Other than by instalment	–	377,340	377,340	–	357,255	357,255
Due after more than one year	316,977	985,710	1,302,687	270,088	961,656	1,231,744
Total borrowing	**€556,339**	**€997,336**	**€1,553,675**	**€612,034**	**€982,296**	**€1,594,330**

	2001 Within One Year €000	2001 After One Year €000	2000 Within One Year €000	2000 After One Year €000
Analysis of borrowing				
Secured bank loans and overdrafts:				
Overseas loans	33,718	24,911	31,496	61,682
Unsecured bank loans and overdrafts:				
Overseas loans	139,969	206,034	154,553	208,406
Other bank loans	65,675	86,032	155,897	–
	205,644	292,066	310,450	208,406
Total bank loans and overdrafts	239,362	316,977	341,946	270,088
Unsecured other loans	11,626	985,710	20,640	961,656
Total borrowing	**€250,988**	**€1,302,687**	**€362,586**	**€1,231,744**

Secured bank loans and overdrafts are secured on certain fixed assets of specific subsidiaries.

Included in unsecured other loans are the following long term obligations:

	US$000
Guaranteed Senior Series B Notes 6.97% due 2003	220,000
Guaranteed Senior Series C Notes 7.10% due 2005	199,000
Guaranteed Senior Series D Notes 7.28% due 2008	43,000
Guaranteed Notes 6.75% due 2005	250,000
Guaranteed Debentures 7.50% due 2025	292,300

21. Borrowing continued

Committed facilities amounted to €2,119,148,000 (2000: €1,990,201,000) of which €1,338,762,000 (2000: €1,427,560,000) were utilised at 31 December 2001. The weighted average period until maturity of undrawn committed facilities is 3.9 years.

Maturity of Undrawn Committed Facilities	2001 €000	2000 €000
Within 1 year	6,170	41,945
Between 1 and 2 years	158,551	141,015
More than 2 years	615,665	379,681
	€780,386	€562,641

Financial instruments and risk management
The operating parameters and policies of treasury management are established under board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions that meet certain minimum criteria. The Group uses derivative instruments in its management of interest rate and currency risk. The Group does not enter into or issue derivative instruments for speculative purposes.

The Group's financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc., that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group's policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management
The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 43% of the Group's borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 5.71%.

Outstanding interest rate swap agreements at 31 December 2001 are summarised as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
GBP	7	2002–2004	7.25–7.87	Libor[1]	—	—
USD	392	2003	—	—	5.89–6.00	Libor
USD	242	2003	6.57–6.63	Libor	—	—
EUR	3	2002–2003	3.29–5.59	Libor	—	—

[1] London Interbank Offered Rate

Outstanding interest rate swap agreements at 31 December 2000 are summarised as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
GBP	8	2002–2004	7.25–7.87	Libor	—	—
USD	392	2003	—	—	5.89–6.00	Libor
USD	242	2003	6.57–6.63	Libor	—	—
EUR	8	2001–2003	3.29–5.64	Libor	—	—

21 Borrowing continued

After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at 31 December 2001 was:

				Fixed rate financial liabilities	
Currency	Total € Million	Floating rate financial liabilities € Million	Fixed rate financial liabilities € Million	Weighted average interest rate %	Weighted average period until maturity Years
Euro	360	172	188	6.25	2.91
Sterling	154	93	61	9.15	4.09
US Dollar	826	389	437	7.46	11.34
Canadian Dollar	42	42	–		
Swedish Krona	92	92	–		
Other	103	102	1		
Total	**€1,577**	**€890**	**€687**		

(b) Foreign exchange risk management

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At 31 December 2001 the Group had entered into forward contracts to exchange the currency equivalent of €33 million (2000: €21 million) in respect of its day to day trading.

Outstanding currency swap agreements at 31 December 2001 are summarised as follows:

	Currency swapped (Millions)		Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD	232	EUR	172	2005	Euribor [2] + 54/59	6.8238
USD	50	EUR	37	2005	Euribor + 106	Libor + 93
USD	15	EUR	11	2005	7.595	6.8238
USD	85	EUR	63	2005	8.04 / 8.05	Libor + 93
USD	63	SEK	417	2005	Stibor [3] + 134	7.55
USD	50	SEK	332	2005	Stibor + 133	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93
USD	35	EUR	25	2005	8.015	7.55
USD	39	EUR	34	2003	6.216	5.95
USD	30	GBP	20	2003	Libor	5.835

[2] European Interbank Offered Rate
[3] Stockholm Interbank Offered Rate

21 Borrowing continued

Outstanding currency swap agreements at 31 December 2000 are summarised as follows:

	Currency swapped (Millions)		Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD	232	EUR	172	2005	Euribor + 54/59	6.8238
USD	50	EUR	37	2005	Euribor + 106	Libor + 93
USD	15	EUR	11	2005	7.595	6.8238
USD	85	EUR	63	2005	8.04 / 8.05	Libor + 93
USD	63	SEK	417	2005	Stibor + 134	7.55
USD	50	SEK	332	2005	Stibor + 133	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93
USD	35	EUR	25	2005	8.015	7.55
USD	39	EUR	34	2003	6.216	5.95
USD	30	GBP	20	2003	Libor	5.835

At 31 December 2001 the Group had also entered into currency swaps of €332 million equivalent (2000: €259 million) as part of its short term liquidity management.

Excluding the Group's Latin American operations, there were no significant transactional currency exposures at 31 December 2001 that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved. As at 31 December 2001, transactional currency exposures in the Group's Latin American operations amounted to €19 million (2000: €26 million).

(c) Fair value of financial instruments
The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2001		2000	
	Carrying Amount €000	Fair Value €000	Carrying Amount €000	Fair Value €000
Assets				
Cash, short term deposits and liquid investments	440,109	440,109	427,092	427,092
Accounts receivable and prepayments	1,054,973	1,054,973	1,128,118	1,128,118
Publicly traded investments	6,726	6,987	6,085	7,066
Liabilities				
Short term debt	250,988	250,988	362,586	362,586
Accounts payable and accrued liabilities	1,162,364	1,162,364	1,251,682	1,251,682
Medium and long term debt	1,302,687	1,313,269	1,231,744	1,174,041
Derivative financial instruments				
Interest rate swap agreements		26,426		(5,670)
Currency swap agreements		223,866		199,799
Foreign exchange contracts		(255)		688
Energy hedging contracts		(1,274)		—

21. Borrowing continued

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:
The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Listed investments:
These are valued based on quoted prices.

Short term debt and medium and long term debt:
The fair value of the Group's debt is estimated using discounted cash flow analysis, based on the Group's current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:
The fair value of the Group's interest rate swap agreements is estimated using discounted cash flow analysis. In addition, the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:
The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains € Million	Losses € Million	Total net gains/(losses) € Million
Unrecognised gains and losses on hedges at 31 December 2000	9	15	(6)
Gains and losses arising in previous years that were recognised in 2001	2	4	(2)
Gains and losses arising before 31 December 2000 that were not recognised in 2001	7	11	(4)
Gains and losses arising in 2001 that were not recognised in 2001	40	10	30
Unrecognised gains and losses on hedges at 31 December 2001	**47**	**21**	**26**
Of which:			
Gains and losses expected to be recognised in 2002	19	10	9
Gains and losses expected to be recognised in 2003 or later	28	11	17

(d) Credit risk
Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy, limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At 31 December 2001 the Group did not consider there to be any significant concentration of credit risk.

22. Provisions for Liabilities and Charges	Deferred taxation €000	Pensions and other deferred compensation €000	Other €000	Total €000
31 December 2000	85,759	143,687	35,133	264,579
Profit and loss movement	(17,827)	17,282	2,386	1,841
Paid in year	–	(14,867)	(4,373)	(19,240)
Acquisitions	–	30	(5)	25
Reclassification	(365)	14,845	1,913	16,393
Currency adjustment	853	1,296	974	3,123
31 December 2001	**€68,420**	**€162,273**	**€36,028**	**€266,721**

Deferred taxation	2001 €000	2000 €000
Deferred taxation arises as follows:		
Accelerated capital allowances	64,812	72,710
Other timing differences	3,608	13,049
	€68,420	€85,759
Full potential liability to deferred taxation:		
Accelerated capital allowances	106,332	85,479
Other timing differences	23,607	13,049
	€129,939	€98,528

Pensions and other deferred compensation
These relate to pensions and similar arrangements and are substantially unfunded, which is in accordance with local custom in certain countries in which the Group operates. The benefits are based on employees' years of service and average final remuneration and are computed on an actuarial basis (see Note 29).

The Group also provides certain post retirement healthcare benefits to certain employees in the United States and Canada. Provisions are accrued over the expected working lifetime of the relevant existing employees. Included in pensions and other deferred compensation at 31 December 2001 is €18,418,000 in respect of such obligations.

23. Share Capital	No. of Shares	2001 €000
Authorised		
Ordinary shares of 30c each	1,401,214,000	€420,364
Allotted, called up and fully paid		
Ordinary shares of 30c each		
31 December 2000	1,108,631,860	332,589
Issued during year	1,092,779	328
31 December 2001	**1,109,724,639**	**€332,917**

The options outstanding over ordinary shares at 31 December 2001 were 76,084,708 (2000: 63,820,228). These figures include the conditional share allocations made under the Company's Performance Share Plan and Special Long Term Incentive Plans. The called up share capital of the company includes 25,000,000 shares (nominal value €7,500,000) held by a subsidiary which have not been cancelled. These shares do not rank for dividend as the related dividend entitlements have been waived.

24. Reserves	Share Premium €000	Revaluation Reserve €000	Other Reserves: Capital Redemption Reserve Fund €000	Other Reserves: Capital Conversion Reserve Fund €000	Other €000
Group					
31 December 2000	100,339	10,579	1,016	19,304	227,101
Premium on shares issued	1,683	–	–	–	–
Net currency translation gain for the year	–	–	–	–	64,386
31 December 2001	€102,022	€10,579	€1,016	€19,304	€291,487

Other reserves are primarily made up of currency and the net of goodwill and capital reserves arising on consolidation.

	Share Premium €000	Other Reserves: Capital Redemption Reserve Fund €000	Other Reserves: Capital Conversion Reserve Fund €000	Other €000
Company				
31 December 2000	100,339	766	19,304	247
Premium on shares issued	1,683	–	–	–
31 December 2001	€102,022	€766	€19,304	€247

25. Profit and Loss Account	2001 €000	2000 €000
Company		
At beginning of year	11,843	20,553
(Loss) for the year	(1,309)	(8,710)
At end of year	€10,534	€11,843

26. Contingent Liabilities

The Company has guaranteed certain of the bank overdrafts and loans of subsidiaries. The Company or subsidiaries have given guarantees in respect of the borrowing of certain associates amounting to €3,515,000. Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its Irish subsidiaries and as a result such subsidiaries have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986. The principal subsidiaries guaranteed are Jefferson Smurfit & Sons Ltd., Smurfit International Ltd., Smurfit Investments (Ireland) Ltd., Smurfit Ireland Ltd., Smurfit Services Ltd., Smurfit Capital Ltd. and The Kildare Hotel & Country Club Ltd.

In November 1988 a subsidiary of the Group acquired Industrial Cartonera, S.A. ("ICSA"), a Spanish incorporated company, from a subsidiary of Torras Hostench S.A. ("Torras"), then a leading paper manufacturer in Spain. The cost of the acquisition was approximately €86 million. In early 1989, the Group acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A. ("INPACSA") for approximately €22 million. INPACSA was a publicly quoted Spanish company and was a former parent of ICSA. A number of individuals associated with Torras have been charged with diverting, for their own use, a substantial part of the purchase consideration paid by the Group. Accusations have also been made that certain transactions, which took place prior to the Group's acquisition of these interests, caused damage to the minority shareholders of INPACSA.

During the year 2000, criminal proceedings were instituted in Spain against a number of individuals in relation to the above matters. As the Group was the acquirer of ICSA and the 35% of INPACSA, the Chairman, as the representative of the Group, was included in these proceedings in relation to the alleged damage to the minority shareholders of INPACSA and Torras, the majority shareholder. A Group subsidiary is also one of a number of parties against whom a secondary civil liability has been claimed amounting to €47 million, plus interest. In this regard, third party bonds amounting to €47 million, guaranteed by the Group, have been lodged with the court.

While the ultimate results of such suits or other proceedings against the Chairman or the Group subsidiary cannot be predicted with certainty, the management of the Group believes there is no basis for the involvement of the Chairman or any Group subsidiary in these proceedings. The Group intends contesting these suits vigorously. Currently, it is anticipated that proceedings will not commence before the end of 2002.

The Group and its associates are the subject of a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While any litigation has an element of uncertainty and the ultimate results of such lawsuits or proceedings against the Group and its associates cannot be predicted with certainty, the management of the Group and of the associates believe that the outcome of such lawsuits will not have a material adverse effect on their respective consolidated financial position or results of operations.

27. Lease Obligations

	2001 €000	2000 €000
Obligations under finance leases (net of finance charges):		
Payable within one year	5,564	6,801
Payable in two to five years	14,740	13,563
Payable thereafter	3,293	4,608
	€23,597	€24,972

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings €000	Other €000	Total €000
Within one year	1,018	6,417	7,435
Within two to five years inclusive	1,820	5,964	7,784
Over five years	2,305	195	2,500
	€5,143	€12,576	€17,719

28. Capital Commitments

The following capital commitments authorised by the directors have not been provided for in the Group financial statements (Company: nil):

	2001 €000	2000 €000
Contracted for	20,204	33,201
Not contracted for	32,276	12,077
	€52,480	€45,278

29. Employee Pension Plans and Similar Obligations

The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The pension cost for the Group's major occupational pension plans has been determined in accordance with the advice of independent professionally qualified actuaries, mainly using the Projected Unit Credit or Attained Age methods. The major plans are in Ireland, the UK, the US and Canada.

Periodic actuarial valuations are performed on all of the major plans. The most recent valuations were completed as follows: Ireland between 1 January 1999 and 1 July 2000; the UK on 1 January 2000; the US and Canada on 31 December 2001.

The principal assumption used in the calculation of the profit and loss expense under SSAP 24 of €62,507,000 for the year ended 31 December 2001 (2000: €67,033,000) was that the projected annual rate of investment return will exceed the projected annual rate of increase in pensionable earnings by between 1% to 3.5%. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected weighted average service lives of the members of the relevant plan. The actuarial reports are available for inspection by the members of the relevant schemes only. The current agreed rates of contribution for future years are comparable to current levels.

The market value of the assets (€671,300,000) under SSAP 24 of the significant plans, at the last valuation date, was in aggregate sufficient to cover approximately 92.1% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The market values of the assets of the principal funds, as at 31 December 2001, are set out in the FRS 17 disclosures below.

The Group also operates plans in the US and Canada which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at 31 December 2001, using the Projected Unit Credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was:– the US: 12%, reducing by 1% per annum until 2009 and Canada: 9.6%, reducing to 3.8% over 7 years until December 2008. The effect of a 1% increase in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at 31 December 2001.

29. Employee Pension Plans and Similar Obligations

In certain countries, in accordance with local practice, plans are financed internally and in such cases provisions are included in provisions for liabilities and charges in accordance with the advice of independent actuaries. At 31 December 2001 these amount to €162,273,000 (2000: €143,687,000).

The additional FRS 17 disclosures are set out below:

Major Assumptions	Europe %	US & Canada %	Latin America %
Rate of increase in salaries	2.50 – 4.00	3.00 – 4.00	1.00 – 3.50
Rate of increase to pensions in payment	Nil – 2.50	Nil	Nil
Discount rate for scheme liabilities	5.75 – 6.50	6.50 – 7.25	5.50 – 7.00
Inflation	2.50 – 3.00	2.75	2.75 – 6.00

The expected long term rates of return on the assets of the significant plans at 31 December 2001 were as follows:

	Europe %	US & Canada %	Latin America %
Equities	8.00 – 8.50	9.50	10.00
Bonds	5.00 – 5.75	6.25	6.00
Property	7.00	8.20	N/A
Cash	4.00	3.50	4.75
Other	5.75	N/A	N/A

The market values of the assets of the significant schemes at 31 December 2001 were as follows:

	Europe €000	US & Canada €000	Latin America €000	Total €000
Equities	334,500	92,333	15,626	442,459
Bonds	192,824	40,672	13,893	247,389
Property	27,500	8,739	–	36,239
Cash	21,100	388	629	22,117
Other	16,876	–	–	16,876
Total market value	592,800	141,132	30,148	765,080
Present value of scheme liabilities	605,106	173,283	24,611	803,000
Surplus / (deficit) in the plans	(12,306)	(31,151)	5,537	(37,920)
Deferred tax asset / (liability)	6,989	11,041	(1,827)	16,203
Net pension asset / (liability)	€(5,317)	€(20,110)	€3,710	€(21,717)

If FRS 17 had been adopted in the financial statements, the Group shareholders' funds and profit and loss account at 31 December 2001 would be as follows:

	€000
Group shareholders' funds excluding net pension asset / (liability)	2,664,532
Net pension asset / (liability)	(21,717)
Group shareholders' funds	€2,642,815
Profit and loss account excluding net pension asset / (liability)	1,907,207
Net pension reserve	(21,717)
Profit and loss account	€1,885,490

30. Related Party Transactions

Transactions with associates are in the normal course of business. A significant level of these transactions are conducted with SSCC.

The transactions with associates during the year are summarised as follows:

	2001 €000	2000 €000
Sale of goods	102,069	84,023
Purchase of goods	280,911	279,616
Receiving of services	668	915
Rendering of services	2,023	1,905

A summary of the financial statements of SSCC is set out in Note 14.

31. Net Cashflow from Operating Activities

	2001 €000	2000 €000
Operating profit – continuing	333,909	341,580
Impairment of tangible fixed assets	13,751	–
Reorganisation and restructuring costs	1,175	–
Depreciation and depletion charge (net of government grants amortised)	227,061	219,530
Goodwill amortisation	8,820	5,734
Finance lease interest paid	1,728	2,454
(Decrease) / increase in deferred creditors	(1,814)	4,213
Decrease / (increase) in working capital (Note 32)	3,830	(85,705)
Currency adjustment	(3,518)	(5,508)
	€584,942	€482,298

32. Movement in Working Capital

	Stocks €000	Debtors €000	Creditors+ €000	Total €000
31 December 2000	437,444	1,145,346	(1,090,097)	492,693
Acquisitions	254	1,066	(1,461)	(141)
Decrease in working capital	(21,457)	(74,968)	92,595	(3,830)
Currency adjustment	7,269	13,168	(3,553)	16,884
31 December 2001	€423,510	€1,084,612	€(1,002,516)	€505,606

+Amounts falling due within one year not including borrowing due within one year, corporation tax, dividends proposed and capitalised lease obligations.

33. Equity Dividends Paid	2001 €000	2000 €000
Dividends to Group shareholders	€76,570	€70,007

34. Sale of Fixed Assets	2001 €000	2000 €000
Tangible fixed assets	26,589	23,550
Financial assets	7,609	7,084
	€34,198	€30,634

35. Reconciliation of Net Cash Flow to Movement in Net Debt	2001 €000	2000 €000
(Decrease) / increase in cash	(8,918)	24,957
Decrease in term debt	120,636	11,029
Increase / (decrease) in liquid resources	2,970	(23,074)
Capital elements of finance leases repaid	9,407	10,380
Change in net debt resulting from cash flows	124,095	23,292
New finance leases	(7,537)	(713)
Loans and finance leases acquired with subsidiaries	(5,000)	(22,383)
Other non cash movements	(1,994)	(571)
Currency adjustment	(54,517)	(55,277)
Movement in net debt	55,047	(55,652)
Net debt at beginning of year	(1,192,210)	(1,136,558)
Net debt at end of year	€(1,137,163)	€(1,192,210)

36. Analysis of Net Debt	December 2000 €000	Cash Flow €000	Acquisitions and Disposals €000	Non Cash €000	Currency €000	December 2001 €000
Cash	79,932	6,131	–	–	1,693	87,756
Short term deposits and liquid resources	347,160	2,970	–	(410)	2,633	352,353
Cash and investments (Note 17)	427,092	9,101	–	(410)	4,326	440,109
Bank overdrafts and demand loans	(57,580)	(15,049)	–	–	(3,790)	(76,419)
Loans repayable within one year	(305,006)	162,612	–	(1,584)	(30,591)	(174,569)
Short term borrowing	(362,586)	147,563	–	(1,584)	(34,381)	(250,988)
Long and medium term borrowing	(1,231,744)	(41,976)	(5,000)	–	(23,967)	(1,302,687)
Net borrowing (Note 17)	(1,167,238)	114,688	(5,000)	(1,994)	(54,022)	(1,113,566)
Finance leases	(24,972)	9,407	–	(7,537)	(495)	(23,597)
Net debt	€(1,192,210)	€124,095	€(5,000)	€(9,531)	€(54,517)	€(1,137,163)

Cash comprises cash in hand and overnight deposits. The movement in liquid resources represents movement in all monetary assets (excluding cash, short term deposits and overnight borrowing) which are convertible into cash at, or close to, their carrying value in the balance sheet. These specifically comprise government gilts, commercial paper and deposits with maturities of less than one year when acquired.

37. Acquisitions and Disposals	2001 €000	2000 €000
Net assets acquired (see below)	(4,042)	92,197
Reclassification from associates	–	(8,735)
Goodwill	19,573	53,976
	€15,531	€137,438
Satisfied by:		
Cash payments	15,531	137,438
Cash acquired	(1,834)	(815)
Bank overdrafts acquired	–	22,148
Deferred acquisition consideration	–	(54,773)
Net cash outflows	**€13,697**	€103,998

	2001 €000	2000 €000
Net assets acquired:		
Fixed assets:		
– Tangible assets	3,410	109,603
– Financial assets	–	131
Current assets:		
– Stocks	254	19,271
– Debtors	1,066	46,337
– Cash and investments held as current assets	1,834	(3,692)
Total assets	6,564	171,650
Creditors (amounts falling due within one year)	(1,468)	(82,120)
Creditors (amounts falling due after more than one year)	(22,441)	(18,546)
Provisions for liabilities and charges	(25)	(19,198)
Minority interests	13,328	40,411
Net assets acquired at fair value to the Group	**€(4,042)**	€92,197

In certain cases, in determining the fair value of the assets and liabilities acquired and the consideration, estimates are used. Any necessary adjustments are made in subsequent accounting periods.

38. Post Balance Sheet Events

On 29 January, 2002, the Group announced a conditional offer for the outstanding share capital of its Scandinavian associate, Munksjö AB. The acceptance period started 19 February, 2002 and ended 12 March, 2002. The offer values each Munksjö share at SEK 77, the equivalent of approximately €248 million, which will be financed from the Group's existing cash and credit facilities.

39. Comparative Figures

Certain figures for the prior year have been adjusted to conform with 2001 classifications and disclosure requirements.

The Group consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ('Irish GAAP'), which differ in certain respects from United States generally accepted accounting principles ('US GAAP'). The significant differences as they apply to the Group and the necessary adjustments are summarised below.

Goodwill

Irish GAAP, FRS 10 – Goodwill and Intangible Assets, requires goodwill arising on the acquisition of a subsidiary to be capitalised as an intangible fixed asset or, in the case of an associate, as part of the carrying value of the associate and amortised in the Group profit and loss account over its estimated useful life. This policy was adopted by the Group for all acquisitions after 1 January 1998. The amortisation period chosen by the Group generally does not exceed 20 to 30 years. Prior to 1 January 1998, goodwill arising on the acquisition of a subsidiary or associate was immediately written off against shareholders' equity. The Group has not reinstated goodwill previously written off to reserves, as this was not required under FRS 10. Goodwill written off to reserves is charged to the profit and loss account against proceeds from the sale of the relevant businesses when disposed of. Under US GAAP only the unamortised portion of this goodwill would be expensed against the proceeds from sale. The Group performs a periodic impairment review of goodwill capitalised and of goodwill previously written off against shareholders' equity. As a result of this review the Group is not aware of any impairment indicators. Under US GAAP, goodwill would be capitalised as an intangible fixed asset or, in the case of associates, as part of the carrying value of the associate and amortised against income over its estimated economic life, not exceeding 40 years. For the purposes of the reconciliation below, the Group has reviewed at each balance sheet date the carrying value and the remaining economic life of goodwill based on estimated undiscounted future cash flows from operating activities compared with the carrying value of goodwill.

Revaluation

The financial statements are prepared in accordance with the historical cost convention. Prior to 1 January 2000 the Group's policy was to periodically revalue certain properties. Under Irish GAAP, in accordance with the transitional arrangements in FRS 15, Tangible Fixed Assets, certain land and buildings continue to be included at their previously revalued amount. Under US GAAP, such revaluations would not be permitted and depreciation would be computed on the original historical cost. The effect of this difference on the charge for depreciation is not material.

Deferred taxation

In accordance with Irish GAAP, the Group provides for deferred taxation using the liability method only where it is probable that the taxation liability will crystallise within the foreseeable future. Under SFAS 109 – Accounting for Income Taxes, deferred taxation is computed using the liability method under which deferred taxation liabilities are fully provided and deferred taxation assets are recognised to the extent that their realisation is more likely than not. In addition, deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. For the purposes of the reconciliation below, the principles of SFAS 109 have been applied in all years presented. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

Pension costs

Under Irish GAAP, pension costs in respect of the Group's defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP specifically requires the use of the Projected Unit Credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, adjusted to reflect any unrecognised obligations or assets, in determining the pension cost or credit for the period. In addition, under US GAAP, the assumptions used must be based on current market rates. For the purposes of the reconciliation below, the provisions of SFAS 87 – Employers' Accounting for Pensions have been adopted as of 1 February 1992 for the Group's principal plans. The Group did not implement SFAS 87 as of the effective date specified in the standard for foreign plans for fiscal years beginning after 15 December 1988, due to the unavailability of actuarial data. A portion of the transitional asset at that date has been allocated to shareholders' equity based on a ratio of 3/15 being the number of years elapsed between the effective date in SFAS 87 over the remaining service lives at 1 February 1992 of employees expected to receive benefits.

Dividends

Under Irish GAAP, final dividends are provided for in the year in respect of which they are recommended by the board of directors for approval by the shareholders. Under US GAAP, dividends are provided for when declared.

Exceptional and extraordinary items

Under Irish GAAP, profits and losses associated with early debt extinguishment are included in profit before taxation. These profits and losses would be treated as extraordinary items under US GAAP.

Investment in SSCC

Prior to December 1989, the Group held a 96.9% voting and a 77.8% residual equity interest in JSC. In December 1989, in a reorganisation of JSC, the Group sold 46.9% of its voting and 27.8% of its residual equity interests in JSC and recorded a gain on the sale. As JSC had a deficiency in shareholders' equity as a result of the reorganisation, the Group wrote off the balance of its original investment in JSC and made a provision of €250.8 million against the whole of its additional investment made as part of the reorganisation. Subsequent to December 1989, the Group accounted for its 50% interest in JSC under the equity method of accounting after restating the operating results of JSC to reflect Irish GAAP. Further, the Group recognised in income the face value amount of the paid-in-kind dividends received on the US$100 million of JSC preferred stock acquired by the Group in the reorganisation. Following the public offering by JSC in May 1994, the Group determined that the provision against the carrying value of its investment in JSC was no longer required and it was released to income as an exceptional item. Under Irish GAAP, the Group recognised a gain on the dilution of its interest in JSC following the public offering, which was credited to income as an exceptional item.

Because of differences between Irish and US GAAP in accounting for the Group's investment in JSC while it was a consolidated subsidiary (principally relating to deferred taxation and goodwill), the Group's investment in JSC at the time of the reorganisation, which was €368 million under Irish GAAP, would have been €392 million under US GAAP. In accounting for the reorganisation of JSC under US GAAP, the remaining investment in JSC would not have been written off as the investment would not have been considered impaired and the gain on sale of the portion of the Group's investment in JSC would have been reduced by the €250.8 million additional investment in JSC. Subsequent to December 1989, under US GAAP the Group would have accounted for the US GAAP earnings of JSC under the equity method of accounting, and the JSC paid–in–kind dividends on its preferred stock would have been recorded at their fair value, which has been deemed to be zero.

In November 1998, in a transaction accounted for as a purchase, JSC acquired Stone Container to form Smurfit–Stone Container Corporation ('SSCC'). Simultaneously, the Group, through a wholly owned subsidiary, purchased 20 million common shares of JSC from certain investors including The Morgan Stanley Leveraged Equity Fund II, L.P. at a price of US$25 per share. Following this investment, the Group owned approximately 33% of the shares of SSCC.

In May 2000, SSCC acquired St. Laurent Paperboard Inc., a Canadian containerboard and packaging products company in a deal which included the issuance of approximately 25.5 million new shares of common stock of SSCC. Following this transaction, the Group now owns approximately 29.4% of the shares of SSCC.

The reconciliation of net income below reflects the effects in each year presented of the differences between Irish GAAP and US GAAP of the Group's share of SSCC's results of operations. The reconciliation of shareholders' equity reflects the cumulative effects of the adjustments to income and the different basis of the Group's investment. As a result of the above transaction between JSC and Stone Container, the reconciliation of shareholders' equity includes an adjustment for the increase in the Group's investment in JSC. The increase in the Group's proportionate share of the combined entity's equity was taken to additional paid in capital as recommended by SAB 84 as, simultaneously with the transaction noted above, the Group purchased an additional 20 million common shares of JSC. A similar adjustment did not arise under Irish GAAP.

Hyper–inflationary economies

The Group accounts for the activities of its subsidiaries in Mexico, Colombia and Venezuela, which have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP, for each of the years presented, Mexico would not be regarded as hyper-inflationary and the Mexican Peso would have been used as the functional currency. For each of the years ended 31 December 2000 and 2001, Colombia would not be regarded as hyper–inflationary and the Colombian Peso would have been used as the functional currency. For the year ended 31 December 1999, Colombia would be regarded as hyper–inflationary and the Group's reporting currency, the euro would be used as the functional currency rather than the US Dollar. Venezuela would be regarded as hyper–inflationary for all years presented and the euro would also be used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock based employee compensation expense

The Company operates variable option plans. As the options do not vest until certain targets are achieved, the number of shares that may be acquired by employees is not fully determinable until after the date of grant. In accordance with Urgent Issues Task Force abstract 17 – Employee Share Schemes ('UITF 17'), under Irish GAAP the Group's employee options do not result in charges against income except to the extent that the market value of the shares at the date of grant exceeds the amount the employee must pay to exercise the option.

Under US GAAP, following the measurement principles of APB 25, Accounting for Stock Issued to Employees ('APB 25'), compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the market price of the shares at the end of each accounting period until the final vesting date.

SFAS 123 – Accounting for Stock Based Compensation encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. The Group has elected to continue to account for stock based employee compensation in accordance with APB 25 and related interpretations and to provide the proforma information required by SFAS 123.

Treasury stock

A subsidiary of the Group holds 25,000,000 ordinary shares in the Company which cost €64,280,000. Under Irish GAAP, the cost of own shares is deducted from retained earnings. Under US GAAP, the cost of treasury stock that has not been retired would be separately disclosed in the balance sheet as a deduction from shareholders' equity.

Debt instruments issue costs

Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the balance sheet. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP, earnings of associates net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

The Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, on 1 January 2001. Under SFAS 133, all derivative instruments are recognised on the balance sheet at their fair values. Changes in fair value are either recognised periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying or ineffective as hedges are reported in net income.

Impairment writedowns

Under Irish GAAP, impairment writedowns are included in accumulated depreciation. Under US GAAP they would be deducted from the cost of the assets identified as being impaired.

The following is a summary of the estimated significant adjustments to income and shareholders' equity, which would be required if US GAAP were to be applied instead of Irish GAAP:

Income	2001 €000	2000 €000	1999 €000
Net income reported in the consolidated statement of income	167,565	242,482	121,606
Adjustments:			
Goodwill amortisation	(12,328)	(12,177)	(12,177)
Pension costs	8,546	10,812	2,245
Share of earnings of associates – SSCC	(1,374)	(9,628)	(27,060)
Deferred taxation	(12,676)	7,053	43,284
Stock compensation expense	(5,277)	7,128	(11,166)
Financial instruments – fair value	12,522	–	–
Cumulative effect on prior years of adoption of SFAS 133	(5,057)	–	–
	(15,644)	3,188	(4,874)
Net income as adjusted to accord with US GAAP	€151,921	€245,670	€116,732
Arising from:			
Continuing operations	158,971	241,709	120,296
Income available to ordinary shareholders as adjusted to accord with US GAAP	158,971	241,709	120,296
Extraordinary items (net of tax: 2001: €1,329,000; 2000: €(280,000); 1999: €2,505,000)	(1,993)	3,961	(3,564)
Cumulative effect on prior year of change in accounting policy adoption of SFAS 133	(5,057)	–	–
Net income available to ordinary shareholders as adjusted to accord with US GAAP	€151,921	€245,670	€116,732
Earnings per share			
Per ordinary share – Basic			
Income before extraordinary items	14.7c	22.3c	11.1c
Extraordinary items	(0.2)c	0.4c	(0.3)c
Cumulative effect on prior year of change in accounting policy	(0.5)c	–	–
Net income	14.0c	22.7c	10.8c
Per ordinary share – Diluted			
Income before extraordinary items	14.5c	22.2c	11.1c
Extraordinary items	(0.2)c	0.4c	(0.3)c
Cumulative effect on prior year of change in accounting policy	(0.5)c	–	–
Net income	13.8c	22.6c	10.8c

The basic net income per American Depositary Share+ ('ADS') is 140c (2000: 227c; 1999: 108c).
The diluted net income per ADS is 138c (2000: 226c; 1999: 108c).

+ An American Depositary Share represents ten ordinary shares of 30c each.

Other comprehensive income	2001 €000	2000 €000	1999 €000
Net income available to ordinary shareholders as adjusted to accord with US GAAP	151,921	245,670	116,732
Other comprehensive income/(loss):			
Financial instruments – fair value	4,138	–	–
Cumulative effect on prior years of adoption of SFAS 133	(3,361)	–	–
Foreign currency translation adjustments – hyper-inflationary economies	(4,724)	5,277	(6,578)
Unrealised foreign currency translation adjustments	64,386	72,460	154,641
Share of associate's other comprehensive income/(loss):			
Minimum pension liability adjustment	(33,174)	–	1,236
Deferred hedge loss	(3,613)	–	–
Unrealised losses and foreign currency translation adjustments	(1,642)	(2,552)	(2,473)
Comprehensive income	**€173,931**	**€320,855**	**€263,558**

Shareholders' equity	2001 €000	2000 €000
Shareholders' equity as reported in the consolidated balance sheet	2,664,532	2,505,175
Adjustments :		
Goodwill – Gross	493,119	497,750
– Aggregate amortisation	(95,609)	(83,281)
Hyper-inflationary economies – property, plant and equipment		
– Cost	(392,192)	(339,510)
– Aggregate depreciation	193,042	170,061
Hyper-inflationary economies – investments	(12,128)	(10,160)
Property revaluations		
– Cost	(10,579)	(10,579)
– Aggregate depreciation	2,611	2,400
Pension costs	67,270	41,329
Proposed dividends	50,575	48,113
Investment in SSCC	(200,909)	(151,998)
Deferred taxation	(110,312)	(89,489)
Financial instruments – fair value	16,660	–
Cumulative effect on prior years of adoption of SFAS 133	(8,418)	–
Minority share of US GAAP adjustments	28,185	27,715
	21,315	102,351
Shareholders' equity as adjusted to accord with US GAAP	**€2,685,847**	**€2,607,526**

Cumulative comprehensive income amounts	Currency Translation Adjustments €000	Financial Instruments Gains/(Losses) €000	Hyper-Inflationary Economies €000	Share of Associate's Other Comprehensive Income €000	Total €000
Balance at 31 December 1998	(29,513)	–	–	(359)	(29,872)
Movement in the year	154,641	–	(6,578)	(1,237)	146,826
Balance at 31 December 1999	125,128	–	(6,578)	(1,596)	116,954
Movement in the year	72,460	–	5,277	(2,552)	75,185
Balance at 31 December 2000	197,588	–	(1,301)	(4,148)	192,139
Cumulative effect on prior years of adoption of SFAS 133	–	(3,361)	–	–	(3,361)
Movement in the year	64,386	4,138	(4,724)	(38,429)	25,371
Balance at 31 December 2001	**€261,974**	**€777**	**€(6,025)**	**€(42,577)**	**€214,149**

Cash flows

The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS 95 – Statement of Cash Flows. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS 95. Under US GAAP, only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

Ordinary shareholdings

On 27 February 2002, the ordinary shares of the Company in issue were held as follows:

Number of shares	Number of Accounts	%
1 - 1,000	5,712	33.7
1,001 - 5,000	6,927	40.9
5,001 - 10,000	1,896	11.2
10,001 - 50,000	1,878	11.1
50,001 - 100,000	211	1.2
100,001 - 500,000	181	1.1
over 500,000	142	0.8
Total	16,947	100.0

CREST

Transfer of the Company's shares takes place through the CREST settlement system. Shareholders have the choice of holding their shares in electronic (uncertificated) form or in certificated form.

On 27 February 2002, a total of 866,476,725 shares (78% of the total in issue) in 2,159 accounts (13% of the total number of accounts) were held in uncertificated form in CREST compared with 243,858,842 shares in 14,788 accounts held in certificated form.

American Depositary Shares

The Company's ordinary shares are listed on the New York Stock Exchange, in the form of American Depositary Shares (ADSs) and trade under the symbol NYSE.JS. Each ADS represents 10 ordinary shares. Morgan Guaranty Trust Company of New York is the depositary bank for the Jefferson Smurfit ADS programme.

On 27 February 2002, 14,809,017 American Depositary Shares were in issue held by 143 holders representing 148,090,170 ordinary shares of the Company.

Substantial shareholdings

In addition to the holding of Dr. M.W.J. Smurfit (shown in the Directors' Report on page 25), the Company is aware that on 27 February 2002 the following also held in excess of 3% of the issued ordinary shares in the Company:

Wellington Management Co. LLP	87,433,577	7.9%
Bank of Ireland Asset Management Limited*	71,096,177	6.4%
The Capital Group Companies, Inc.	67,900,000	6.1%
Franklin Resources, Inc.	55,748,355	5.0%
MFS Investment Management		3%-5%

*This nominee shareholder has informed the Company that neither it nor any of the clients for whom it holds shares is the beneficial owner of more than 3% of the ordinary share capital of the Company.

The directors are not aware of any other beneficial holdings of 3% or more of the total voting equity of the Company.

Share listings

The Company's shares are listed on the following exchanges:

Exchange	City	Symbol
ISE	Dublin	SMFT.I
LSE	London	SMFT.L
NYSE	New York	NYSE.JS

Smurfit-Stone Container Corporation's shares are quoted on NASDAQ under the symbol SSCC.

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission ("SEC") in the United States, insofar as such requirements apply to foreign private issuers. Accordingly, the Company will be filing an Annual Report on Form 20-F with the SEC. This report will be available to shareholders when filed and copies will be supplied on application to the Secretary at the registered office or from the Company's US investor relations advisers, Taylor Rafferty Associates, at 205 Lexington Avenue, New York, NY 10016-6022, US. Telephone: 1 212 889 4350; Fax: 1 212 683 2614.

Financial Calendar	2002*
Ex-dividend date for final dividend	3 April
Record date for final dividend	5 April
AGM	26 April
Final dividend payment date	3 May
First quarter results announcement	9 May
Half-year results announcement	7 August
Ex-dividend date for interim dividend	4 September
Record date for interim dividend	6 September
Interim dividend payment date	4 October
Third quarter results announcement	5 November
2002 full year results announcement	February 2003

* Some dates are estimated and may be subject to change.

Payment of dividends

Dividends are customarily paid in euro. However, shareholders may avail of the facility to have their dividends paid in Sterling or US dollars.

Shareholders may also avail of the facility to have their dividends paid by electronic transfer, on the due payment date, directly to a designated bank account in Ireland or the UK. These shareholders will receive from the Company, at their registered address, a tax voucher giving details of the dividend paid and a lodgement advice showing details of the amount so credited.

Shareholders who wish to avail of any of these facilities should contact the Company's Registrar (see under useful addresses below).

Dividends for ADS holders are paid in US dollars and are mailed in the US by the depositary bank for the ADS programme.

Useful addresses

Registered and Head Office: Jefferson Smurfit Group plc, Beech Hill, Clonskeagh, Dublin 4, Ireland. Telephone: (+353 1) 202 7000; Fax (+353 1) 269 4481.

Registrars: Enquiries concerning holdings of ordinary shares should be directed to the Registrars at Capita Corporate Registrars plc, P.O. Box 7117, Dublin 2, Ireland. Telephone: (+353 1) 810 2400.

ADS Depositary Bank: Enquiries concerning holdings of American Depositary Shares should be directed to Morgan Guaranty Trust Company of New York, P.O. Box 8205, Boston, MA 02266-8205, US. Telephone: 1 800 428 4237.

	2001 €000	2000 €000	1999 €000	1998 €000	1997 €000
Summarised Balance Sheet					
Assets employed					
Fixed assets	**3,988,386**	3,891,120	3,593,132	3,325,974	2,804,821
Net current assets	**534,879**	395,614	306,043	906,460	1,026,816
Total net assets employed	**4,523,265**	4,286,734	3,899,175	4,232,434	3,831,637
Financed by					
Ordinary share capital and reserves	**2,664,532**	2,505,175	2,263,984	2,096,084	1,988,176
Preference capital	**–**	–	–	–	385
Minority interests	**175,290**	169,505	190,350	140,973	103,842
Government grants	**12,290**	9,960	10,022	10,468	11,871
Creditors due after one year and provisions for liabilities and charges	**1,671,153**	1,602,094	1,434,819	1,984,909	1,727,363
Total funds invested	**4,523,265**	4,286,734	3,899,175	4,232,434	3,831,637
Sales and Profits					
Turnover	**4,511,650**	4,565,244	3,688,595	3,666,850	3,264,324
Group operating profit	**333,909**	341,580	159,239	152,553	175,361
Share of associates' operating profit	**242,212**	403,934	222,285	134,599	122,783
Profit before taxation	**325,004**	442,299	263,312	217,151	190,687
Taxation	**120,417**	169,001	125,519	39,502	52,105
Profit after taxation	**204,587**	273,298	137,793	177,649	138,582
Dividends	**79,021**	75,204	109,116	65,720	22,634
Retained profits	**88,544**	167,278	12,490	104,845	110,814
Financial Ratios and Shareholder Statistics					
Net assets per ordinary share (€)	**2.46**	2.31	2.10	1.94	1.84
Net borrowing as % of Group shareholders' funds	**42**	47	49	47	33
Current assets: current liabilities	**1.4**	1.2	1.2	1.8	1.9
Operating profit as % of sales	**7.4**	7.5	4.3	4.2	5.4
Profit after taxation and minority interests as % of Group shareholders' funds	**6.3**	9.7	5.4	8.1	6.7
Earnings per ordinary share – cent	**15.5**	22.4	11.2	15.7	12.4
Dividends per ordinary share – cent	**7.1**	7.0	10.1	6.1	2.1
Number of ordinary shareholders	**17,341**	20,070	19,288	20,766	14,374
Number of ordinary shares in issue and ranking for dividend '000s	**1,084,725**	1,083,632	1,082,525	1,082,047	1,080,813
Share price – high €	**2.55**	3.35	3.00	3.52	3.05
Share price – low €	**1.82**	1.74	1.43	1.12	1.96
Price : net earnings ratio – high	**16.5**	15.0	26.7	22.2	24.4
Price : net earnings ratio – low	**11.8**	7.8	12.7	7.1	15.7

The above financial information and statistics have been prepared in accordance with Irish Generally Accepted Accounting Principles.

Notes:

The figures have been adjusted to include the share of associates' operating profit in accordance with FRS 9 – Associates and Joint Ventures.

The Group financial records on pages 76 and 77 do not constitute full accounts. Full accounts for all years have received unqualified audit reports. Full accounts for all years up to and including 31 December 2000 have been filed with the Registrar of Companies and full accounts to 31 December 2001 will be filed in due course.

	2001 US$000	2000 US$000	1999 US$000	1998 US$000	1997 US$000
Summarised Balance Sheet*					
Assets employed					
Fixed assets	3,514,965	3,620,683	3,609,661	3,880,746	3,149,533
Net current assets	471,389	368,118	307,451	1,057,659	1,153,011
Total net assets employed	3,986,354	3,988,801	3,917,112	4,938,405	4,302,544
Financed by					
Ordinary share capital and reserves	2,348,252	2,331,063	2,274,398	2,445,710	2,232,523
Preference capital	–	–	–	–	432
Minority interests	154,483	157,724	191,226	164,488	116,604
Government grants	10,831	9,268	10,068	12,214	13,330
Creditors due after one year and provisions for liabilities and charges	1,472,788	1,490,746	1,441,420	2,315,993	1,939,655
Total funds invested	3,896,354	3,988,801	3,917,112	4,938,405	4,302,544
Sales and Profits +					
Turnover	4,038,391	4,220,882	3,937,944	4,116,039	3,902,826
Group operating profit	298,883	315,815	170,004	171,241	209,662
Share of associates' operating profit	216,805	373,465	237,311	151,087	146,800
Profit before taxation	290,912	408,936	281,112	243,752	227,985
Taxation	107,786	156,253	134,004	44,341	62,297
Profit after taxation	183,126	252,683	147,108	199,411	165,688
Dividends	70,732	69,531	116,492	73,771	27,062
Retained profits	79,256	154,660	13,334	117,689	132,489
Financial Statistics					
Earnings per ordinary share – cents +	13.8	20.7	12.0	17.7	14.9
Dividends per ordinary share – cents +	6.4	6.4	10.8	6.8	2.5
Assets per ordinary share – US$ *	2.17	2.15	2.11	2.26	2.07
Share price – high – US$ *	2.25	3.12	3.01	4.11	3.42
Share price – low – US$ *	1.60	1.62	1.44	1.31	2.20
* Translated at closing rate for year	0.8813	0.9305	1.0046	1.1668	1.1229
+ Translated at average rate for year	0.8951	0.9246	1.0676	1.1225	1.1956

The above financial information and statistics have been prepared in accordance with Irish Generally Accepted Accounting Principles. See notes on page 76.

Principal Subsidiaries
at 31 December 2001

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Cartón de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Cartón de Venezuela, S.A. Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	87
C.D. Haupt Papier-und Pappenfabrik GmbH & Co., K.G. Orpethaler Strasse 50, 34474 Diemelstadt–Wrexen, Germany	Holding company for operations which manufacture greyboard, paperboard and packaging products	Germany	100
Nettingsdorfer Papierfabrik AG & Co KG A–4054 Nettingsdorf–Fabrik, Austria	Manufacture of containerboard and holding company for Austrian and Italian operations which manufacture corrugated board.	Austria	100
Smurfit S.A. Paque Saenz Peña 308 – 8th floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding plc Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Cartón y Papel de Mexico S.A. de C.V. Jaime Balmes, No. 11 Torre D, 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose principal activites are the manufacture of paperboard and packaging products	France	100
Smurfit Investments U.K. Limited 2 The Beacons, Beaconsfield Road, Hatfield, Herts, AL10 8EQ, England	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	England	100
Smurfit Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing.	Ireland	100

Principal Subsidiaries and Associates
at 31 December 2001

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit MBI 2070 Hadwen Road, Mississauga, Ontario, L5K 2C9, Canada	Manufacture of corrugated containers	Canada	50
Smurfit Nervion, S.A. B Arriandi s/n, 48215 Iurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit Packaging Corporation 8182 Maryland Avenue, St. Louis, MO 63105, US	Manufacture of newsprint and printing and voting products	United States	100
Smurfit-SISA S.p.A. Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	89

Associates	Principal Activities	Country of Incorporation	Holding %
Smurfit-Stone Container Corporation 150 North Michigan Avenue, Chicago, Illinois 60601-7568, US	Holding company of Jefferson Smurfit Corporation (U.S.) and Stone Container Corporation which manufacture paper and paperboard-based packaging	United States	29
Munksjö AB Box 624, S–551 18 Jönköping, Sweden	Holding company for operations in Sweden and other countries which manufacture paper-based packaging products	Sweden	33
Leefung-Asco Printers Limited 1001-3, 10th floor, Wing on House, 71 Des Voeux Road Central, Hong Kong	Holding company for printing and packaging operations in China	Hong Kong	25

Notes
1. The companies operate principally in their countries of incorporation.
2. A full list of subsidiaries and associates will be annexed to the Annual Return of the Company to be filed with the Irish Registrar of Companies.

Containerboard	Containerboard is the generic term to describe certain grades of paperboard, mainly linerboard and medium, used principally for the production of corrugated sheet or board.
Linerboard	The grade of containerboard used for the flat inner and outer layers of corrugated sheet or board. There are two main types of linerboard: kraftliner and testliner. The word 'kraft' is the German word for 'strong'. Kraftliner is the strongest form of linerboard and is manufactured primarily from virgin fibre, which is wood fibre not previously used in paper. Testliner is linerboard made from recycled paper, often using 100% recycled material. White top linerboard, which provides an improved surface for printing, is produced by adding a layer of white fibre to one side during manufacture.
Medium	The grade of containerboard used for the wavy or fluted interior of corrugated sheet or board. Fluting refers to the wave shapes pressed into the medium by the corrugator and is categorised by the size of the wave. Like linerboard, medium can be made from virgin or recycled fibre.
Corrugated sheet or board	Corrugated sheet or board is made from several layers of containerboard laminated together. In its most common form, corrugated is made from two layers of linerboard and one layer of medium. The layers are combined on a corrugator, a machine that presses corrugations (fluting) into the medium and laminates a ply of linerboard to each side.
Corrugated container	A corrugated container is a packaging material constructed using corrugated board, which is cut, printed, folded and glued or stapled to form the corrugated box. It is one of the most efficient forms of packaging for distributing goods. Corrugated containers are designed to protect products during shipping but increasingly feature enhanced graphics that increase the market appeal of the contents of the box. Fluting provides vertical compression strength and can be of varying size. Flutes which are small are termed 'microflute' and allow enhanced structural and graphics capabilities for retail packaging. Containers manufactured from microflute combine the structural strength of corrugated containers and the graphic capability of a folding carton.
Old corrugated containers (OCC)	OCC is the term used for old corrugated containers that have been collected to be recycled and used in the manufacture of both linerboard and medium. OCC is one of the most extensively recycled products in the United States.
Paperboard	The generic term used to describe certain heavyweight grades of paper primarily used for packaging materials. It includes grades such as containerboard, boxboard, sack kraft paper and greyboard (primarily used for bookbinding, puzzles and stationery as well as for packaging) while excluding non-packaging papers such as printing & writing papers and newsprint.
Boxboard	A heavy grade of paperboard used principally in the production of folding cartons. Other uses include tubes and cores for the paper and textile industries. Boxboard is made by pressing layers of paper or paper pulp together to make a stiff board. Carton grades are lighter than the industrial grades used for tubes and cores. Carton grades may be based on recycled or virgin fibres and may be coated or uncoated while industrial grades are generally recycled and uncoated. Coating improves the surface for printing, facilitating the creation of an attractive point of sale container. Folding cartons are used to package a wide range of consumer products such as health and beauty products, dry cereals, soap powders and video games. Uncoated recycled boxboard is used in the production of spiral tubes and cores as well as box partitions.
Sack kraft paper	A grade of paperboard made predominantly from virgin fibre and used primarily to make paper sacks where strength is important. Multiwall sacks, made from several layers of kraft paper, are used in a wide range of industries including agriculture, food and cement. While the industrial products sector predominates, the use of sacks is growing in the retail or take-home sector where paper sacks provide a convenient means of carrying such goods as petfood and do-it-yourself products.

Design by williams and phoa
Produced by Smurfit Communications
Printed by Smurfit Web Press
Reproduction by Colour Repro

Jefferson Smurfit Group plc
Beech Hill, Clonskeagh,
Dublin 4, Ireland.
T 353 1 202 7000
F 353 1 269 4481
www.smurfit-group.com

JEFFERSON
SMURFIT
GROUP plc

JEFFERSON SMURFIT GROUP plc



BREBIOU
NOUVEAU
Fyffes
Bananas

02 APR -3

Leadership Through Innovation

The Chairman's 10 Awards
1991 2001



the Chairman's Innovation & Environmental Awards

10

1991

2001

Tenth Anniversary

Leadership Through Innovation



Dr Michael W J Smurfit

Ten years ago innovation did not have the significant position in the world's business agenda which it holds today, but it has always been a vital tool in our Group's success.

Our first paper machines, installed in our mill in Clonskeagh, Dublin, were designed and built by the founder of our Group, my father, the late Jefferson Smurfit Snr. The addition of a corrugator within the same plant created one of the early 'Milligators', a combined paper and corrugated manufacturing facility.

Today, in our plants around the world, we still utilise our skills to develop and improve production facilities, creating unique technology which continues to place us ahead of our competitors and set new industry standards. Our innovative approach extends to every aspect of our business, from the development of new products to improvements in customer service to the way we develop and expand our business.

I launched the Chairman's Innovation Awards in order to highlight the importance of new ideas, and to recognise the individuals and the plants whose creativity makes such a contribution to the success of our Group.

At the same time I launched the Chairman's Environmental Awards to encourage environmental awareness throughout our operations and to acknowledge outstanding achievements in this important area.

Over the past ten years hundreds of entries have been received for these awards and major new developments have been introduced. Through innovation we have built long-term relationships with our customers and suppliers. We have given our business a competitive edge, saved money for our customers and increased our own margins. We have supported world trade by enabling products as diverse as delicate flowers and heavy engineering components to be transported around the world securely and cost effectively. We have proved that in order to be innovative and meet changing market needs, experience and expertise are far greater assets than investment in additional facilities, which only add to the problems of overcapacity in our industry.

Environmental projects have ranged from significant waste reduction to the protection of endangered species, and generating funds for community projects. We have raised awareness of the need to recycle and have developed important new uses for recycled waste.

This booklet is a celebration of the past ten years of ideas and achievement.

Dr Michael W J Smurfit

Chairman and Chief Executive Officer



THE SMURFIT WAY

MANAGING FOR CONTINUOUS IMPROVEMENT

Our objective is to sell to our customers products that conform to their requirements, on time, at a competitive price.

We will do this by providing the encouragement and the means for continuous improvement in our processes, technology, products and service. In this endeavour, we are committed to working with the highest standards of ethics in a team-like manner, bringing credit to ourselves, our shareholders and our community.



Environmental Statement

Jefferson Smurfit Group pledges to make environmental considerations a priority in operating existing facilities as well as in planning new operations and will continue to develop employees' knowledge regarding their environmental responsibilities.

It is our policy to satisfy our customers in a manner that will guarantee sustainable, environmentally compatible production, to operate in harmony with the global environment and to promote environmental protection as part of our business activities.

The Jefferson Smurfit Group is committed to the goal of ensuring that we all live and work in an environmentally friendly world.


TIRER ICI
TIRER ICI
BREBIOU
Baby Cot

An Outstanding Record of Achievement

Hundreds of entries have been submitted for the Chairman's Innovation and Environmental Awards since Dr Michael W J Smurfit introduced them ten years ago. They have ranged from the development of new materials and products to ways of using ICT for training, technological advances, improved operating systems and the protection of endangered species.

Many developments have resulted from partnerships with other organisations, including our suppliers and our customers. Some ideas have come from our research centres, and others have come from the people who operate our technology and are continually looking for ways of doing things better. The following is a selection of some of the winning entries, which demonstrate the variety of projects which have taken place in our operations worldwide.

New Materials

Smurfit Lembacel, France : Paper Dry Coating
A coating which can be used in different thicknesses, offering protection from water, especially in the production of cement sacks.

JSC Folding Boxboard Mill Division, USA : MasterCoat Extra Strength Kraft
A clay-coated high strength 100% recycled paperboard, developed as an alternative to virgin Solid Unbleached Sulphate (SUS).

Smurfit Venezuela : Banana Box Material
A new material made from locally available recycled fibre and sugar cane bargass pulp, developed specifically to meet stringent requirements for the manufacture of boxes for the protection of bananas. The material replaced imported virgin material.

Smurfit Carton de Colombia : Clonal Eucalypt Paper
Smurfit Carton de Colombia's forestry department developed trees which were most suited to the growing conditions in Colombia and offered the best properties for paper production.


Saint Albray
Saint Albray

New Packaging Concepts

Smurfit Mercurius Verpakking, Holland : Stacking Tomato Tray to hold 6 kg
Designed to offer outstanding protection for tomatoes, optimise storage and transit space, and present the produce effectively.

JSC New Hartford Container, New York, USA : Automobile Transaxle Pack
A cost-effective 100% recyclable bulk shipper, designed to transport eight transaxles (approximately 800 lbs) from the production facility in America to the assembly facility in Europe. It replaced packaging made from plastic, metal and wood.

Smurfit Socar, France : Diligo One Bottle Pack
Developed for the French Post Office, a postage-paid pack for mailing a 75cl glass bottle. Easily assembled manually, tamper evident once sealed, and the first pack in France for mailing a bottle safely.

New Technology




syngenta
syngenta

Smurfit Sanguesa Mill, Spain : Rebuilding of a Paper Machine

With ingenuity, expertise and limited financial investment, the team at Sanguesa Mill created a unique machine which produced two different types of paper from the same raw material : paper for sacks and MG paper. This gave them the flexibility to expand substantially the markets the mill serves.

Recycling & Environmental Protection

Smurfit Waste Paper, UK : Greeting Card Recycling Scheme
In a joint initiative with Boots the Chemist, the Countryside Commission and Local Authorities, Smurfit Waste Paper developed a scheme which enabled individuals to return greetings cards to central points for collection and recycling into papers and boards. The project funded the planting of trees in twelve new UK regional forests.



Smurfit Carton de Colombia : Recycling Programme for Supermarkets
This was the first recycling programme for supermarkets in Colombia. It raised awareness of the need to recycle, provided supermarkets with an efficient method of disposing of waste, provided Cali Mill with a reliable source of raw material, which was not readily available in Colombia, and raised funds for local causes, such as hospitals and tree planting programmes.

Smurfit Colombia : Protection of Podocarpus Oleifolius (Colombian Pine) Tree
Utilising their forestry expertise, Smurfit Colombia undertook this important project which resulted in the protection of a number of species of Podocarpus Oleifolius, a tree native to Latin America which was threatened with extinction.

Bogota Corrugated - Smurfit Colombia : Zero Effluent Project
Instead of installing a high-cost waste water treatment plant to comply with strict new effluent control legislation, the team at Bogota decided to prevent pollution problems directly at the source. This effort has proved a huge success – the plant has reported zero effluent since August 1999.

Smurfit-Stone Ontonagon Mill, USA : Environmental Management System
The Mill has been operating under the Customer One and ISO team philosophies, allowing the mill to achieve some noteworthy goals. It has not had a water-related environmental violation of any kind since 1994, a land violation since 1993 nor any air violation since September 1992 and it was ranked as the number one supplier in a corporate boxplant survey. The Mill's Environmental Management Systems reduce the need for landfill sites and enables certain waste products to be re-used.




HIBERNIAN
Aer Lingus
Baby Cot

Winner of Winners

Each year short-listed entries for the Chairman's Innovation and Environmental Awards from Smurfit operations around the world are judged by a panel made up of senior Smurfit executives, industry experts, including representatives of our customers, and by Group Chairman Dr Michael W J Smurfit.

To mark the 10th Anniversary of these Awards, Group company executives were asked to select the Winner of Winners for the Innovation Award and for the Environmental Award.

The Winner of Winners: Innovation Award

The Innobook
Winner of the 1999 Innovation Award
Developed by Smurfit Socar France

Ten years ago the Worldwide Web and the Internet were in their infancy. Bill Clinton said that when he became president of the United States, there were 50 web sites. When he left office, there were 350 million. Jefferson Smurfit Group was quick to grasp the potential of this new technology as a means of bringing its operations, their experience and their expertise together, in order to respond quickly to market changes and needs, and to provide customers with a genuinely global resource.

The Innobook provides all Smurfit operations with immediate access to the results of research and development undertaken by their colleagues worldwide. This innovative database of product designs clearly differentiates Smurfit from the competition in terms of design expertise.

Accessed via the Smurfit Group Intranet, sales executives, designers and production personnel can collaborate on-line with our customers to produce bespoke packaging concepts. As such, it enables Smurfit to offer a creative, value adding and speedy design service that is unique in the marketplace.

The benefits of the Innobook are reflected in the fact that a number of entries for the 2001 Innovation Awards used it for the development of new ideas.


Innobook. The first worldwide database for packaging creation.
INNOBOOK
SMURFIT



The Winner of Winners: Environmental Award

Paper from Clonal Eucalypt Plantations
Winner of the 1994 Environmental Award
Developed by Smurfit Carton de Colombia (SCC)

In 1986 Smurfit Carton de Colombia's Forestry Division began research into the technique of cloning eucalypt in order to develop eucalyptus trees with the best properties for paper pulp production. Commercial planting began in 1989.

In 1993 SCC produced the first pulp from Eucalyptus grandis plantations in the world, outside South Africa and Brazil. Approximately 6,000 tons of wood from clonal eucalyptus plantations were utilised by Smurfit's Cali Mill to produce 2,000 tons of pulp. In 2001 85,000 tons of prime eucalyptus clonal material provided 25% of the total eucalyptus fibre processed by the Cali mill.

Because the trees selected for cloning are graded according to wood quality and volume, their wood provides the best characteristics for paper-making, such as wood density, fibre length and lignin content. This results in higher quality papers for printing and writing at a very competitive price.

Because of the consistent high quality of the wood, an increased amount of pulp can be produced using existing capacity and the amount of chemicals used is reduced.

When eucalyptus is reproduced and grown via clones instead of seed the yield (cubic meters per hectare per year growth) increases. The number of hectares required to produce the same amount of wood can therefore be reduced. The new eucalypt plantations have been created mainly on previously barren land and have a positive impact on the natural environment. They regulate water supply, stabilise soil and provide habitat for birds, mammals, reptiles, insects and flora.

SCC is the most advanced company cloning trees in Colombia. They have assisted with the development of a similar programme for Smurfit Carton de Venezuela, which is expected to result in similar benefits.

SCC also utilised their forestry experience and expertise to undertake an important research project which resulted in the protection of a number of species of Podocarpus Oleifolius (Colombian Pine), a tree native to Latin America which was threatened with extinction.


Belzebuth
BIÈRE DE FERMENTATION
PUR MALT
15%
VOL
ALC
4 BOUTEILLES de 25 CL + 2 VERRES + 1 SERVIETTE DE BAR
Florette

A World of Research

"R&D brings two very important and measurable benefits to its customers. Not only can it positively impact on a company's financial performance, it can also give our customers strategic advantages over their competition."

Smurfit Worldwide Research - Europe

Fifty specialists work within the two centres which make up Smurfit Worldwide Research - Europe, specialising in:

- Pulp and paper research for paper mills
- Packaging development for corrugated, sack, graphics and carton applications
- Technical assistance for all Jefferson Smurfit European operations, with links to Smurfit-Stone Worldwide Research and Development in order to offer a global R&D resource

The two centres are based in Talence and Epernay in France.

Two research projects which both won the Chairman's Innovation Award, provide prime examples of SWR-E's expertise in paper making, packaging manufacture and technical assistance.

Ondapack® is a unique corrugated structure, developed to provide an improved alternative to traditional packaging for protection and presentation. Lightweight but strong, it combines the properties of corrugated packaging with those of folding cartons to offer:





- A stiffness to weight ratio at least twice as high as a folding carton
- Superior shock absorption and resistance to tearing
- The ability to provide packaging curved to the shape of the contents, as well as traditional straight sided packaging

Ondapack® was used by Smurfit Socar in France to launch a new cheese pack for a leading European cheese manufacturer, to create an unusual, eye catching presentation pack which maintained the curved shape of the cheese.

In the year 2000 SWR-E, together with Smurfit North West in the UK, won the Chairman's Innovation Award for a Delamination Detection System.

This technology was developed to detect and mark the delamination which occurs on a corrugator, with an innovative method of using a vibration signal generated by the corrugated board.



For the operators, the Delamination Detection System is simple to use: when a fault is detected, a light is switched on, a mark is pinpointed and the operator removes the faulty sheet, or marks it for later removal.

This eliminates the need to sort sheets prior to delivery and improves the quality of board delivered to customers.

SWR-E has built a pilot corrugator machine in order to study the common problems which occur in corrugator plants:

○ Glue distribution and usage

The glue unit has not changed in principle since the invention of the corrugated board process and improvements are needed to productivity and to board characteristics.


09678



○ On-line warp measurement

Effective methods need to be found to provide machine operators with precise information so that they can monitor the production process closely and avoid warping.

○ New starches, adhesives and cold glues

These components are under continual redevelopment and new products need to be evaluated both technically and on a cost basis.

Looking at future developments, Smurfit Worldwide Research - Europe is researching alternatives to woodpulp as the main raw materials for papermaking. For instance, stalk crops, which are lower priced, and sugar beet roots, which are high in cellulose and pectin and offer better pulp properties than recycled cellulosic fibre.

Ways of meeting the demand for improved functionality in packaging are also being examined, with research into improved protection under various conditions, and into methods of replacing plastics with natural fibre.

The basis of all the research undertaken by Smurfit Worldwide Research - Europe is to provide improved quality and performance for our customers, without increasing costs and without introducing complex production processes. It is a challenge which can only result in a competitive advantage both for our own business and for our customers.


Nexans
Le futur passe par Nexans
Nexans
Le futur passe par Nexans
Nexans
Le futur passe par Nexans



Smurfit - Stone Worldwide Research and Development

Based in Carol Stream, Illinois, USA, Smurfit-Stone Worldwide Research and Development is a world class R&D centre for our industry, with the best research staff and equipment in the business. From the newly installed data acquisition system, to the electron microscope and physical test equipment, through to pilot plants, the facility is truly best in class.

This centre has ten laboratories, specialising in:

Pulp Testing
Paper Testing
Packaging Testing
Printing
Coating
Adhesives (two laboratories)
Analytical (two laboratories)
Photo-microscopy

Smurfit-Stone Worldwide Research and Development uses applied research to achieve four key goals for our products:

- Cost and performance efficiency
- Attractiveness, practicality and functionality
- Environmental friendliness - a product that is recyclable and constructed from recycled materials
- Compatibility with customers' internal processes and systems

The centre's activities not only aim to improve efficiency for our own operations, but are driven very much by customer end-use needs and there is a close association with customers' own R&D organisations.

Smurfit-Stone Worldwide Research has provided fast access to its support with the development of software which is available to all Smurfit-Stone operations.



This software covers the key areas of customers' needs:

Structure
Performance/cost analysis

Machinability
Runability in converting plants and product performance studies for customer processes

Appearance and Function
Product differentiation tools to increase sales and product protection

Recyclable
Recyclable packaging solutions

Total Performance
Select the best technologies available for the customer





In addition to the requirements which are common to almost all customers, the centre researches solutions to specific needs.

Masterguard technology has been developed to provide counterfeiting protection by utilising a chemical marker in the packages' coatings or inks.

RFID tagging systems track a packaged product in real time throughout the distribution chain, storage and shelf life. This technology has been used by several customers to facilitate 'next generation' inventory management systems for tracking a product.



A method of applying insect and rodent protection to packaging has been developed which decreases warehouse pesticide use. Mould inhibitor treatment has been developed for long haul overseas maritime transport.

Smurfit-Stone Worldwide Research is currently working on projects to reduce the amount of fibre used in packaging, and at integrating polymers with paper, to create a barrier, improve appearance or increase strength.


SYMMETRY

Electronic packaging, which features sounds, lights and signage is something that their research will make available in the near future, and ways of developing the use of digital printing are being examined.

Environmental issues and recycling continue to be a prime area for research, with paper-based alternatives to plastics and polystyrene and alternatives to waxing are being developed.

By working closely with Smurfit Worldwide Research - Europe, with academic institutions and with other R&D facilities, Smurfit-Stone is able to offer a multinational perspective, delivering the best technological thinking and research in the world to our customers.






Belzebuth
BIERE DE FERMENTATION HAUTE
PUR MALT
15% VOL ALC
OFFRE SPECIALE
Quality Flowers
leche
CARULLA

"Our objective is to strengthen our position as the world's leading producer of paper-based packaging."





Jefferson Smurfit Group plc
World Headquarters
Beech Hill
Clonskeagh
Dublin 4
Ireland

Telephone 00 353 (1) 2027000

Website www.smurfit-group.com

Booklet edited and produced by Creative PR www.creative-pr.co.uk
Printed on Fineblade Smooth material, produced by Smurfit Townsend Hook

Jefferson Smurfit Group plc
Facts & Figures
2002


'The
very essence
of leadership is that
you have a vision.'
Theodore Hesburgh

Overview

Jefferson Smurfit Group ("JSG"), headquartered in Dublin, Ireland, is a world leader in containerboard, corrugated containers and other paper-based packaging products. In addition to wholly owned operations, JSG has interests in several associated companies, the principal of which is Smurfit-Stone Container Corporation ("SSCC"). Including associates, JSG has an approximate 12 per cent share of global corrugated sales. JSG has evolved from a country with no developed forest products industry to become a world leader and has grown primarily through acquisition.

JSG is listed on the Irish, London and New York Stock Exchanges and had a market capitalisation of approximately €3 billion as of 6 March 2002.

A Global Leader

In Europe, JSG and associates have an approximate 15 per cent share of corrugated sales and have leading positions in France, Ireland and Italy. In addition, JSG and associates are one of the top two or three leading producers in the UK, Spain, the Netherlands, Denmark, Germany and Austria.

In Latin America, JSG has an approximate 10 per cent share of corrugated sales. JSG is the leading producer in Colombia and Venezuela and the second largest producer in Mexico and Argentina.

In North America, JSG has wholly owned and associate operations. JSG's associate operations, a 29.4 per cent interest in SSCC, represents the main element of its exposure to the North American market. JSG has a 50 per cent ownership of Smurfit MBI, a leading Canadian corrugated producer, and other wholly owned operations on the West Coast. SSCC is the largest producer of containerboard and corrugated containers in the US with approximately 19 per cent of US corrugated sales.

Front cover:
Mount Errigal, County Donegal

Operational Data 2001 (Including associates)



Production (Tonnes 000)	Europe	Latin America	North America	Total JSG	SSCC	Other Associates	Total
Raw Materials							
Reclamation	567	247	175	989	6,189	0	7,178
Market pulp	0	0	0	0	504	161	665
Total raw materials	567	247	175	989	6,693	161	7,843
Paper							
Containerboard	2,269	525	0	2,794	6,910	217	9,914
Sack kraft	117	36	0	153	266	10	428
Boxboard	0	168	0	168	1,009	0	1,177
Graphic & Solid board	276	0	0	276	0	10	286
Other paperboard	119	30	0	149	0	0	150
Total paperboard	2,781	759	0	3,540	8,185	237	11,956
Newsprint	0	0	135	135	0	0	135
Printing & Writing paper	46	69	0	115	0	0	115
Decor base paper & Other	0	0	0	0	0	294	294
Total mill	2,827	828	135	3,790	8,185	531	12,500
Conversion							
Corrugated containers	1,915	584	491	2,990	5,171	367	8,094
Folding cartons	21	59	0	80	514	0	594
Paper sacks	109	29	0	138	226	0	363
Other	111	1	0	112	0	45	157
Total conversion	2,156	673	491	3,320	5,911	412	9,207
Facilities (Number)							
Reclamation	8	18	0	26	28	0	59
Mills	23	10	1	34	31	12	77
Conversion	131	27	12	170	224	26	417
Other	25	2	4	31	15	4	53
Total facilities	187	57	17	261	298	42	606

Strategy

JSG has grown from a locally trading Irish company to become one of the world's leading paper-based packaging groups. The Group is growth oriented and has grown primarily through acquisition. The Group's key strength has been the ability to identify, acquire and develop underperforming assets. This strategy has and continues to serve the Group well.

Strong Management Team

JSG has an experienced senior management team with a proven record. JSG is structured such that the regional and local management are afforded a high degree of autonomy in respect of operational, production, and marketing matters whilst strategic and financing decisions including capital expenditure are controlled centrally. This strategy has helped develop strong local management teams who understand and are responsive to the demands and cycles of their local markets and customers.

Principal Operations

	Paper		Conversion	
	Containerboard	Other	Corrugated	Other
Europe				
Austria	✓		✓	
Belgium			✓	
Denmark			✓	
France	✓	✓	✓	✓
Germany	✓	✓	✓	
Ireland	✓		✓	✓
Italy	✓		✓	✓
Netherlands		✓	✓	✓
Norway		✓	✓	
Portugal			✓	
Spain	✓	✓	✓	✓
Sweden	✓	✓	✓	✓
United Kingdom	✓	✓	✓	✓
Latin America				
Argentina	✓		✓	
Colombia	✓	✓	✓	✓
Dominican Rep.			✓	
Mexico	✓	✓	✓	✓
Venezuela	✓	✓	✓	✓
North America				
Canada	✓		✓	✓
United States	✓	✓	✓	✓
Asia				
China			✓	✓

Containerboard
Other includes Boxboard, Sack kraft and Decor base paper
Corrugated
Other includes Folding cartons and Paper sacks

'Jefferson Smurfit has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.'

Dr. M.W.J. Smurfit
Chairman and CEO

Contacts

Jefferson Smurfit Group plc
Beech Hill, Clonskeagh,
Dublin 4, Ireland
T 353 1 2027000 F 353 1 2694481
www.smurfit-group.com

Smurfit Europe
Paper, Corrugated and Speciality Divisions
2 rue Goethe,
75116 Paris, France
T 33 1 49523200 F 33 1 47234220
www.smurfit-europe.com

Smurfit Cartón de Colombia
Apartado Aereo 219,
Cali, Colombia
T 57 2 6914000 F 57 2 6914198
www.smurfit.com.co

Smurfit Cartón y Papel de Mexico
Jaime Balmes, No. 11 Torre D, 7 Piso,
Col. Los Morales Polanco 11510,
Mexico D.F., Mexico
T 52 55 57292300 F 52 55 53955776
www.smurfit.com.mx

Smurfit Cartón de Venezuela
Apartado Aereo 609,
Caracas 1010-A, Venezuela
T 58 212 9596196 F 58 212 9597477

Smurfit Argentina
Paque Saenz Peña 308 - 8th floor,
San Isidro, Buenos Aires, Argentina
T 54 11 47432558 F 54 11 47432558

Smurfit MBI
2070 Hadwen Road,
Mississauga, Ontario,
L5K 2C9, Canada
T 1 905 8236410 F 1 905 8238616
www.smurfit-mbi.com

Smurfit Packaging Corporation
7677 Oakport Street, Suite 800,
Oakland, CA 94621, USA
T 1 510 8751200 F 1 510 8751226

Smurfit–Stone Container Corporation
150 North Michigan Avenue,
Chicago, Illinois 60601-7568, USA
T 312 346 6600 F 312 580 3486
www.smurfit-stone.com

Munksjö AB
Box 624, S–551 18 Jönköping,
Sweden
T 46 36303300 F 46 36162633
www.munksjo.se

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the course of action to take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser.

If you have sold all your ordinary shares in Jefferson Smurfit Group plc, please forward this document and the Form of Proxy to the agent through whom the sale was effected for transmission to the purchaser.

JEFFERSON
SMURFIT
GROUP plc

Annual General Meeting
Friday, 26 April at 11.00 am
The Burlington Hotel, Upper Leeson Street, Dublin 4.

JEFFERSON
SMURFIT
GROUP plc

Beech Hill, Clonskeagh,
Dublin 4, Ireland.
Tel (+353 1) 202 7000
Fax (+353 1) 269 4481

To shareholders.

26 March 2002

Dear Shareholder,

You will find set out on pages 4 and 5 of this document the notice of the Annual General Meeting of the Company which will be held at 11.00 am on Friday, 26 April 2002. Please note that this meeting will be held at the Burlington Hotel, Upper Leeson Street, Dublin 4.

Annual general meeting

In relation to the usual business to be transacted at the annual general meeting (see Resolutions 1 to 5 in the notice of the meeting), Resolution 4 deals with the determination of the ordinary remuneration of directors – that is fees paid to non executive directors for their duties as directors. The fees paid to non executive directors were last increased in 1996. Since then there has been a marked increase in the responsibilities of non executive directors and, in turn, an increase in the time commitment of the non executive directors. There are currently 10 non executive directors.

In addition to the usual business to be transacted at the annual general meeting, your board proposes additional business as set out in Resolutions 6 and 7 of the notice for the purposes summarised below.

Resolution 6 – Authorities regarding allotment of shares

Section 20 of the Companies (Amendment) Act, 1983 requires that shareholder approval be obtained before any new shares can be issued by a company. The section does, however, entitle the shareholders in general meeting to empower the board of directors generally to issue new shares for a period of up to five years.

The power is subject to a restriction imposed by Section 23 which requires that any new equity shares to be allotted for cash must first be offered to existing shareholders in the proportions in which they hold shares at the date of the allotments. However, under Section 24, the shareholders may exempt the board from the Section 23 restriction, subject to certain limits.

At the annual general meeting held on 10 June 1999, shareholders authorised the directors to issue new shares under Section 20 up to 9 June 2004. The exemption from the provisions of Section 23 approved at last year's annual general meeting will expire on the day of this year's annual general meeting. Resolution 7 will be proposed at the meeting to continue the Section 23 exemption for a further 15 months or until the date of the next annual general meeting, if earlier. This exemption is limited to the allotment of equity

Registered in Ireland No. 8610. Registered office: Beech Hill, Clonskeagh, Dublin 4.

Directors: Dr. M.W.J. Smurfit, *Chairman & Chief Executive Officer*, Dr. P.A. Smurfit, *Joint Deputy Chairman*, Dr. D.F. Smurfit, *Joint Deputy Chairman*, H.E. Kilroy, *FCA*, P.J.P. Gleeson, J.B. Malloy, *MA, BS (USA)*, J.M. O'Dwyer, *LLB*, A.P.J. Smurfit, *BS*, Dr. R. Mac Sharry, M. Rafferty, *BComm, FCA*, P.J. Wright, Dr. A. Reynolds, Dr. M. Redmond, *BCL, LLM*, Governor J.R. Thompson *(USA)*. G. McGann, *BA, MSc, FCCA, President & Chief Operations Officer*,
Secretary: M. O'Riordan, *BComm, FCA*.

World Wide Web: http://www.smurfit-group.com

shares (a) in connection with offers open for a fixed period to ordinary shareholders and/or persons having a right to subscribe for or convert securities into ordinary shares of the Company and, in addition, (b) up to a maximum aggregate nominal value of 5% of the issued share capital (being approximately €16,658,000).

Resolution 7 – Authority to purchase own shares and authority to set price range for reissue of treasury shares off-market

At last year's annual general meeting, shareholders renewed the authority of the Company and its subsidiaries to purchase up to 10% of the Company's own shares. Shareholders also renewed the Company's authority to set the price range at which treasury shares may be reissued off-market by the Company. This authority was not exercised during 2001 or to date in 2002 and shareholders are being asked to approve similar resolutions renewing these authorities until the next annual general meeting or 25 July 2003 whichever is the earlier.

The board will only exercise this power in the future at price levels at which it considers purchases to be in the best interests of the shareholders generally, after taking account of the Group's overall financial position.

Recommendation
Your board believes that the resolutions to be proposed at the meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, the directors strongly recommend you to vote in favour of the resolutions as they and their immediate families intend to do in respect of all the ordinary shares held or beneficially owned by them, amounting in total on 8 March 2002 to 118,406,443 ordinary shares, representing approximately 10.66% of the issued ordinary share capital of your Company.

Yours faithfully,

M.W.J. Smurfit,
Chairman and Chief Executive Officer.

JEFFERSON
SMURFIT
GROUP plc

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of Jefferson Smurfit Group public limited company will be held at the Burlington Hotel, Upper Leeson Street, Dublin 4, on Friday, 26 April 2002 at 11.00 am for the following purposes:-

1. To receive and consider the financial statements for the year ended 31 December 2001 together with the reports of the directors and auditors thereon (Resolution No. 1).

2. To declare a final dividend (Resolution No. 2).

3. To re-elect as directors the following persons who are recommended by the board for re-election:-

M.W.J. Smurfit	(Resolution No. 3(a))
A.P.J. Smurfit	(Resolution No. 3(b))
J.B. Malloy	(Resolution No. 3(c))
R. Mac Sharry	(Resolution No. 3(d))
P.J. Wright	(Resolution No. 3(e)).

4. To determine the ordinary remuneration of the directors (Resolution No. 4).

5. To authorise the directors to fix the remuneration of the auditors (Resolution No. 5).

6. To consider and, if thought fit, pass the following resolution as a special resolution (Resolution No. 6):-

   "That, for the purposes of Section 24 of the Companies (Amendment) Act, 1983 and subject to the directors being authorised pursuant to Article 7 of the Articles of Association of the Company, the directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8 of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 25 July 2003 unless previously revoked or renewed in accordance with the provisions of the Companies (Amendment) Act, 1983.".

7. To consider and, if thought fit, pass the following resolution as a special resolution (Resolution No. 7):-

   "That

   (a) the Company and/or any subsidiary of the Company (within the meaning of the European Communities (Public Limited Companies Subsidiaries) Regulations, 1997) be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 10 of the Articles of Association of the Company;

   (b) the reissue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) for the time being held by the Company may be reissued off-market shall be the price range set out in Article 11 of the Articles of Association of the Company; and

   (c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 25 July 2003 unless, in any such case, previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.".

By order of the Board

M. O'Riordan,
Secretary,
Beech Hill,
Clonskeagh,
Dublin 4.
26 March 2002

Notes:

(a) *A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.*

(b) *Forms of proxy to be valid must reach the Company's Registrar, Capita Corporate Registrars plc at PO Box 7117, Dublin 2 not later than 48 hours before the time appointed for the holding of the meeting.*

(c) *Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 5.00 pm on 24 April 2002 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.*

JEFFERSON
SMURFIT
GROUP plc

Beech Hill, Clonskeagh,
Dublin 4, Ireland.
Tel (+353 1) 202 7000
Fax (+353 1) 269 4481